EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 29, 2003

BY AND AMONG

HOMETOWN AMERICA, L.L.C.,

HOMETOWN AMERICA HOLDINGS, L.L.C.,

CP LIMITED PARTNERSHIP,

CHATEAU COMMUNITIES, INC.

AND

ROC COMMUNITIES, INC.

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EXHIBITS

A	Articles of Merger	A-1

B	Partnership Articles of Merger	B-1

C	Term Sheet for Partnership Security	C-1

D	Financial Description	D-1

E	Form of Tax Protection Agreement	E-1

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INDEX OF DEFINED TERMS

Affiliate	52	Determination	7
Agreement	1	Dissenting OP Unit Holder	8
Allocable Consideration	38	Dissenting OP Units	8
Articles of Merger	1	Effective Time	3
CERCLA	20	Effective Times	3
Certificate	4	Election	35
Chateau	1	Eligible OP Unit Holder	36
Chateau Break-Up Expenses	49	Environmental Claims	21
Chateau By-laws	9	Environmental Law	20
Chateau Charter	9	Environmental Permit	21
Chateau Common Stock	1	ERISA	18
Chateau Disclosure Letter	7	Exchange Act	13
Chateau Employee Benefit Plans	52	Exchange Fund	5
Chateau ERISA Affiliate	18	FIRPTA Certificate	52
Chateau Expense Base Amount	49	Form of Election	35
Chateau Intangible Property	20	GAAP	14
Chateau Material Adverse Effect	9	Goldman, Sachs	24
Chateau Materiality Qualifier	44	Governmental Entity	6
Chateau OP	1	GP Units	11
Chateau OP Agreement	4	Hazardous Material	20
Chateau Option	4	Hometown Operating Agreements	26
Chateau Option Plans	4	Indebtedness	53
Chateau Options	4	Indemnified Parties	41
Chateau Other Interests	10	Knowledge	53
Chateau Partner Approval	24	Law	53
Chateau Pension Plans	18	Letter	53
Chateau Permits	15	Lien	9
Chateau Properties	22	Liens	9
Chateau Property	22	Limited Partner Tax Agreements	53
Chateau Property Restrictions	22	Material Contracts	25,28
Chateau SEC Documents	13	Merger	1
Chateau Severance Agreements	19	Merger Consideration	7
Chateau Stockholder Approval	24	Merger Sub	1
Chateau Stockholder Meeting	12	Mergers	1
Chateau Subsidiary	52	MGCL	2
Claim	41	MLLCA	2
Closing	2	MRULPA	2
Closing Date	2	OP Unit	1
Code	52	OP Unit Holders	1
Commitment	31	OP Units	1
Common Stock Merger Consideration	1	Outside Date	47
Competing Transaction	39	Parent	1
Confidentiality Agreement	37	Participating OP Holder Vehicle	36
Continuing OP Unit Holder	1	Partner Solicitation Materials	35
Debt Offer	37	Partnership Articles of Merger	1
Debt Offer Documents	37	Partnership Merger	1
Department	2	Partnership Merger Consideration	7

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Partnership Merger Sub	1	Second Closing Date	3
Partnership Security	7	Securities Act	13
Partnership Security Terms	36	Selling OP Unit Holder	1
Paying Agent	5	Series A Preferred Stock	10
PCBs	20	Series A Units	3
Person	53	Specified Holders	2
Proxy Statement	13	Subsidiary	53
Purchaser	1	Superior Competing Transaction	47
Purchaser Break-Up Expenses	48	Surviving Company	2
Purchaser Break-Up Fee	48	Surviving Partnership	2
Purchaser Disclosure Letter	26	Surviving Partnership Agreement	4
Purchaser Material Adverse Effect	26	Takeover Statute	25
Purchaser Materiality Qualifier	45	Tax	53
Purchaser Subsidiary	53	Tax Protection Agreements	36
Qualifying Income	49	Tax Return	54
REIT	16	Taxes	53
REIT Requirements	49	Termination Event	40
Release	21	Transaction Document	12
Rent Roll	23	Transaction Documents	12
Representative	39	Transfer and Gains Taxes	40
ROC	1	Voting Agreements	2
SEC	13	Voting Debt	54

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AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 29, 2003, by and among HOMETOWN AMERICA, L.L.C., a Delaware limited liability company (“Purchaser”), HOMETOWN AMERICA HOLDINGS, L.L.C., a Delaware limited liability company and a member of Purchaser (“Parent“), CP LIMITED PARTNERSHIP, a Maryland limited partnership (“Chateau OP”), CHATEAU COMMUNITIES, INC., a Maryland corporation and a general partner of Chateau OP (“Chateau”), and ROC COMMUNITIES, INC., a Maryland corporation and the other general partner of Chateau OP (“ROC”).

RECITALS

A. Parent and Purchaser have formed two Maryland limited liability companies, the first of which newly formed limited liability company (the “Merger Sub”) shall have only one member, which one member shall be Purchaser, and the second of which newly formed limited liability company (the “Partnership Merger Sub”) shall have only one member, which one member shall be Merger Sub.

B. The Board of Directors of Chateau has determined that it is advisable and in the best interest of Chateau and its stockholders, and the Advisory Board of Purchaser has determined that it is advisable and in the best interest of Purchaser and its members, that, upon the terms and subject to the conditions set forth in this Agreement, Chateau will be merged with and into the Merger Sub, with the Merger Sub continuing as the surviving entity in the merger (the “Merger”), in which (except for any shares of Chateau Common Stock that are owned by Chateau or by Chateau OP immediately prior to the Effective Time, which shall automatically be canceled pursuant to Section 1.7(b)) each issued and outstanding share of common stock, par value $.01 per share, of Chateau (the “Chateau Common Stock”) will be converted into the right to receive $29.25 in cash without interest (the “Common Stock Merger Consideration”).

C. Parent and Purchaser shall cause Merger Sub, as the sole managing member of Partnership Merger Sub, to deem it advisable and in the best interests of Partnership Merger Sub and its members, and Chateau and ROC, as the sole general partners of Chateau OP, deem it advisable and in the best interests of Chateau OP and its limited partners, that, upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the Merger, Partnership Merger Sub shall merge with and into Chateau OP (the “Partnership Merger” and together with the Merger the “Mergers”), with the holders (the “OP Unit Holders”) of each common unit of limited partner interest in Chateau OP (each, an “OP Unit” and collectively, the “OP Units”) at the time of the Partnership Merger either (x) receiving (except for OP Units as to which appraisal rights are exercised and perfected pursuant to applicable Law and OP Units held by Chateau and ROC) cash in the amount of the Common Stock Merger Consideration, without interest, per OP Unit (each such OP Unit Holder a “Selling OP Unit Holder”) or, (y) if, in accordance with the terms and subject to the conditions specified herein, the holder of such OP Units so elects, Partnership Securities (as defined herein) (each such OP Unit Holder a “Continuing OP Unit Holder”).

D. Upon the terms and subject to the conditions set forth herein, Merger Sub and Chateau shall execute Articles of Merger (the “Articles of Merger”) in substantially the form attached hereto as Exhibit A and shall file such Articles of Merger in accordance with Maryland law to effectuate the Merger.

E. Upon the terms and subject to the conditions set forth herein, Partnership Merger Sub and Chateau OP shall execute Articles of Merger (the “Partnership Articles of Merger”) in substantially the form attached hereto as Exhibit B and shall file such Partnership Articles of Merger in accordance with Maryland law to effectuate the Partnership Merger.

F. As a condition and inducement to Purchaser’s willingness to enter into this Agreement and consummate the transactions contemplated hereby, Purchaser has required each of Rees F. Davis, Jr., C.G. Kellogg, Tamara D. Fischer, Edward R. Allen, James M. Hankins, Steven J. Sherwood, John A. Boll, Rhonda G. Hogan, James A. Williams, D. Keith Cobb, James T. Mestdagh, and Robert Jordan (the “Specified Holders”) to enter into a voting agreement, of even date herewith (the “Voting Agreements”), pursuant to which, among other things, each Specified Holder agrees to vote all shares of Chateau Common Stock beneficially owned by such Specified Holder (including shares of Chateau Common Stock issued upon conversion of options of Chateau beneficially owned by the Specified Holder) in favor of the Merger and to vote all OP Units beneficially owned by such Specified Holder in favor of the Partnership Merger;

G. Parent, Purchaser, Chateau OP, Chateau and ROC desire to make certain representations, warranties and agreements in connection with the Mergers.

AGREEMENT

In consideration of the premises and the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Sections 3-101 et seq. of the Maryland General Corporation Law (the “MGCL”), and Sections 4A-701 et seq. of the Maryland Limited Liability Company Act (the “MLLCA”), Chateau shall be merged with and into Merger Sub, with Merger Sub being the surviving entity (the “Surviving Company”).

Section 1.2 The Partnership Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Sections 10-208 et seq. of the Maryland Revised Uniform Limited Partnership Act (the “MRULPA”), and Sections 4A-701 et seq. of the MLLCA, immediately prior to the consummation of the Merger, Partnership Merger Sub shall be merged with and into Chateau OP, with Chateau OP being the surviving entity (the “Surviving Partnership”). The sole general partner of the Surviving Partnership shall be Merger Sub.

Section 1.3 Closing. The closing of the Mergers (the “Closing”) will take place commencing at 10:00 a.m., local time, on the date to be specified by the parties, which shall be no later than the third business day after satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), but in any event shall not be earlier than 90 days after the date hereof unless an earlier date is consented to by Purchaser (the “Closing Date”), at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, unless another date or place is agreed to in writing by the parties hereto.

Section 1.4 Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article V, (a) Merger Sub and Chateau shall execute and file the Articles of Merger, in accordance with the MGCL and the MLLCA, with the State Department of Assessments and Taxation of the State of Maryland (the “Department”), and shall make all other filings and recordings required under such statutes with respect to the Merger, and (b) Partnership Merger Sub and Chateau OP shall execute and file the Partnership Articles of Merger, in accordance with the MRULPA and the MLLCA, and shall make all other filings and recordings required under such statutes with respect to the Partnership Merger. The Mergers shall become effective (each an “Effective Time” and collectively, the “Effective Times”) at such time, as permitted by the MGCL, the MLLCA or the MRULPA, as the case may be, as (i) Merger Sub and Chateau shall agree should be specified in the Articles of Merger and (ii) Partnership Merger Sub and Chateau OP shall agree should be specified in the Partnership Articles of Merger. Unless otherwise agreed or contemplated by the terms hereof, the parties shall cause the Effective Times to occur on the Closing Date with the Effective Time of the Partnership Merger occurring immediately before the Effective Time of the Merger. Notwithstanding anything to the contrary herein, in the event that every condition to the Closing has been satisfied or waived pursuant to the terms hereof other than approval of the Partnership Merger and related transactions by the holders of the 8.125% Series A Cumulative Redeemable Preferred Units of Chateau OP (the “Series A Units”), then, in such event, Purchaser and Chateau shall reasonably cooperate (1) to effect the Merger and the transactions related thereto (but not the Partnership Merger and the transactions related thereto) at the Effective Time on the Closing Date pursuant to the terms hereof, (2) at the Effective Time of the Merger, (a) to issue to the holders of Series A Units a notice of redemption, which redemption shall be effective 31 days after the Closing (the “Second Closing Date“) in accordance with the terms of the Chateau OP Agreement, and (b) to commit to effect the Partnership Merger, including making available the Partnership Merger Consideration, in each case upon the terms (including Section 1.9) hereof, (3) on the Second Closing Date, (x) to redeem such Series A Units and (y) to effect the Partnership Merger pursuant to the terms hereof, with the redemption of the Series A Units occurring immediately before the Partnership Merger, and (4) to amend the Chateau OP Agreement as of the Effective Time of the Merger so as to eliminate the right of holders of OP Units to have OP Units converted or redeemed during the period from the Closing Date through the Second Closing Date. In the event the provisions of the prior sentence become applicable because every condition to the Closing has been satisfied or waived pursuant to the terms hereof other than approval of the Partnership Merger and related transactions by the holders of the Series A Units and there shall accordingly be a Second Closing Date on which the Effective Time for the Partnership Merger shall occur, then (x) provision shall be made by Purchaser and Chateau so that holders of OP Units shall have the right and ability to exchange their OP Units for the Partnership Merger Consideration following the Effective Time of the Merger and prior to the Effective Time of the Partnership Merger, subject to the otherwise applicable terms hereof with respect to the receipt of the Partnership Merger Consideration, and (y) references herein to the Closing Date and the Effective Time shall be deemed, as appropriate, to be references to either the Closing Date or the Second Closing Date, and to either the Effective Time of the Merger or the Effective Time of the Partnership Merger, in each case as appropriate in the context in which such terms are used.

Section 1.5 Operating Agreement; Directors; Officers. The Operating Agreement of Merger Sub, as in effect immediately prior to the Effective Time of the Merger, shall continue in full force and effect after the Merger as the Operating Agreement of the Surviving Company, until further amended in accordance with the terms of such Operating Agreement and applicable Maryland law. The directors or managers of Merger Sub at the Effective Time of the Merger shall, from and after the Effective Time of the Merger, be and become the directors or managers of the Surviving Company until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal in accordance with the governing instruments of the Surviving Company and applicable Law. The officers of Merger Sub at the Effective Time of the Merger shall, from and after the Effective Time of the Merger, be and become the officers of the Surviving Company until their successors shall have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the governing instruments of the Surviving Company.

Section 1.6 Agreement of Limited Partnership and Certificate of Limited Partnership. The Amended and Restated Agreement of Limited Partnership of Chateau OP, dated as of January 22, 1997, as amended (the “Chateau OP Agreement”), and the Certificate of Limited Partnership of Chateau OP as in effect as of the Effective Time of the Partnership Merger, shall continue in full force and effect until the Partnership Merger, upon the consummation of which, the Limited Liability Company Agreement of Partnership Merger Sub shall become the Partnership Agreement of the Surviving Partnership (the “Surviving Partnership Agreement”), with such changes necessary to reflect the issuance, rights and other terms of the Partnership Securities, until further amended in accordance therewith and applicable Maryland law.

Section 1.7 Conversion of Equity Securities in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of Chateau or membership interests of Merger Sub:

(a) Membership Interests of Merger Sub. The issued and outstanding membership interests of Merger Sub immediately prior to the Effective Time of the Merger shall remain outstanding as the issued and outstanding membership interests of the Surviving Company.

(b) Cancellation of Chateau-Owned Stock. Each share of Chateau Common Stock beneficially owned by Chateau shall be treated in the Merger in the same manner as any other authorized but unissued share of Chateau Common Stock. All authorized but unissued shares of Chateau Common Stock shall be cancelled for no consideration in the Merger and shall not have any right to the Merger Consideration.

(c) Common Stock Merger Consideration. Each share of Chateau Common Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than shares to be canceled in accordance with Section 1.7(b)) shall be converted into the right to receive the Common Stock Merger Consideration. At the Effective Time of the Merger all shares of Chateau Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time of the Merger represented any such shares (each a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration described above and to receive any dividends declared, in accordance with the terms hereof, payable to holders of record of shares of Chateau Common Stock as of a record date preceding the Effective Time of the Merger, and unpaid as of the Effective Time of the Merger. Following the Effective Time of the Merger, upon surrender of Certificates representing shares of Chateau Common Stock in accordance with Section 1.8, the Surviving Company shall pay to the holders of such Certificates as of the Effective Time of the Merger any such dividends which remain unpaid at the Effective Time.

(d) Stock Options and Restricted Stock.

(i) In connection with the Merger, (A) each option (each, a “Chateau Option” and collectively, the “Chateau Options”) to purchase Chateau Common Stock granted under Chateau’s 2002, 2001, 1999, 1997 and 1993 Equity Compensation Plans or under the CWS Communities Trust 1998 Long Term Incentive Plan or under any other stock option plan pursuant to which options to purchase Chateau Common Stock have been granted to Chateau employees and service providers (collectively, the “Chateau Option Plans”) which is outstanding immediately prior to the Effective Time of the Merger, whether or not then vested or exercisable, shall become fully vested and exercisable, and (B) any restrictions or limitations with respect to Chateau Common Stock awarded under the Chateau Option Plans shall terminate or lapse so that such shares shall be freely transferable (and whereby the provisions of Section 1.7(c) shall apply to such shares in accordance with their terms). At the Effective Time of the

Merger, Purchaser shall pay Chateau sufficient cash to enable Chateau to pay, and Chateau shall pay, to each holder of a Chateau Option, subject to applicable withholding, cash in an amount equal to the product of (i) the number of shares of Chateau Common Stock subject to such Chateau Option and (ii) the excess, if any, of the Common Stock Merger Consideration over the exercise price per share provided for in such Chateau Option. Notwithstanding the foregoing, if the exercise price per share provided for in any Chateau Option exceeds the Common Stock Merger Consideration, no cash shall be paid with regard to such Chateau Option to the holder of such Chateau Option. Immediately following the Effective Time of the Merger, all outstanding Chateau Options shall automatically be canceled.

(e) Adjustments to Merger Consideration. The Common Stock Merger Consideration payable upon the cancellation of Chateau Common Stock shall be adjusted to reflect fully the effect of any reclassification, combination, subdivision, stock split, reverse split, stock dividend (including any stock dividend or distribution of securities convertible into Chateau Common Stock), reorganization, recapitalization or other like change with respect to Chateau Common Stock (or for which a record date is established) after the date hereof and prior to the Effective Time of the Merger.

Section 1.8 Surrender of Certificates.

(a) Paying Agent. Prior to the Effective Time of the Merger, Purchaser shall designate a bank or trust company reasonably acceptable to Chateau to act as agent for the payment of the Merger Consideration upon surrender of Certificates representing Chateau Common Stock (the “Paying Agent”). Purchaser shall take all steps necessary to enable, and shall cause, the Surviving Company to provide to the Paying Agent immediately following the Effective Time of the Merger the Common Stock Merger Consideration payable in exchange for the shares of Chateau Common Stock pursuant to Section 1.7(c), plus any amounts payable in respect of unpaid dividends as contemplated by Section 1.7(c) (such consideration being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedure. As soon as practicable after the Effective Time of the Merger, the Paying Agent shall mail to each holder of record of a Certificate (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person (as defined herein) shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in customary form and have such other provisions as Purchaser may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Common Stock Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Purchaser, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Common Stock Merger Consideration in respect of the shares formerly represented by such Certificate pursuant to Section 1.7(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Chateau Common Stock that is not registered in the stock transfer books of Chateau, payment may be paid in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Purchaser that such Tax has been paid or is not applicable. No interest shall be paid or shall accrue on the Merger Consideration or on any unpaid dividends payable upon surrender of any Certificate.

(c) No Further Ownership Rights. All cash paid upon the surrender of a Certificate in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Chateau Common Stock formerly represented by such Certificate. At the close of business on the day on which the Effective Time of the Merger occurs the stock transfer books of Chateau shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the shares of Chateau Common Stock that were outstanding, immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to the Surviving Company or the Paying Agent for transfer or any other reason, they shall be canceled and exchanged as provided in this Article I.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Chateau Common Stock for one year after the Effective Time of the Merger shall be delivered to the Surviving Company, upon demand, and any holder of Chateau Common Stock who has not theretofore complied with this Article I shall thereafter look only to the Surviving Company for payment of its claim for Merger Consideration.

(e) No Liability. Neither Purchaser, the Chateau OP nor the Surviving Company shall be liable to any Person for any part of the Merger Consideration or for unpaid dividends or for any distributions with respect thereto delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law (as defined herein). Any amounts remaining unclaimed by holders of any such shares five years after the Effective Time of the Merger or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any federal, state, local government, or agency or any court, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Purchaser, on a daily basis; provided, however, that such investments shall be in (i) obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) certificates of deposit maturing not more than 180 days after the date of purchase issued by a bank organized under the laws of the United States or any state thereof having a combined capital and surplus of at least $500,000,000, or (iv) a money market fund having assets of at least $3,000,000,000. Any interest and other income resulting from such investments shall be paid to Chateau OP.

(g) Lost Certificates. If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen, defaced or destroyed Certificate the Merger Consideration.

(h) Withholding Rights. Purchaser, Chateau OP, the Surviving Partnership, the Surviving Company or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Chateau Common Stock, such amounts as it is required to withhold with respect to such payments under the Code (as defined herein) or any other provision of state, local or foreign tax law.

(i) Tax Treatment. Chateau hereby confirms, covenants and agrees that this Agreement shall constitute its plan of liquidation within the meaning of Section 562(b)(1) of the Code and that its Board of Directors has (or prior to that date on which the Effective Time of the Merger occurs, will) adopt this

Agreement as such a plan of liquidation and all distributions of the Common Stock Merger Consideration shall be treated as liquidating distributions, except as may be required by a Determination as defined under Section 1313(a) of the Code (a “Determination“).

Section 1.9 Conversion of Equity Securities in the Partnership Merger. At the Effective Time of the Partnership Merger, by virtue of the Partnership Merger and without any action on the part of any OP Unit Holder or holder of membership interests of Partnership Merger Sub:

(a) Ownership Interests of Partnership Merger Sub. The issued and outstanding membership interests in Partnership Merger Sub immediately prior to the Effective Time of the Partnership Merger shall be converted into the number of OP Units held by OP Unit Holders (other than the number of OP Units converted into Partnership Securities) as of such time.

(b) Partnership Merger Consideration. The consideration to be paid to the OP Unit Holders and Series A Unit Holders in the Partnership Merger is as follows (the “Partnership Merger Consideration” and, together with the Common Stock Merger Consideration, the “Merger Consideration”):

(i) Each OP Unit outstanding immediately prior to the Effective Time of the Partnership Merger (other than OP Units held by Chateau and ROC and other than any Dissenting OP Units) shall be exchanged for cash in the amount of the Common Stock Merger Consideration per OP Unit, without interest, provided that if any OP Unit Holder submits to Purchaser a duly and validly completed Form of Election (as defined herein) in accordance with the procedures and time periods specified in Section 4.2(c), and otherwise satisfies the requirements set forth herein and therein, such OP Unit Holder shall instead receive for each OP Unit then held by it a Preferred Security Unit in the Surviving Partnership (the “Partnership Security”), the terms of which Partnership Security shall be set forth in the Surviving Partnership Agreement and which shall reflect the terms set forth in the term sheet attached hereto as Exhibit C.

(ii) Any OP Units outstanding and held by Chateau or ROC immediately prior to the Effective Time of the Partnership Merger shall remain outstanding.

(iii) At the Effective Time of the Partnership Merger, each holder of a Chateau OP Unit outstanding immediately prior to the Effective Time of the Partnership Merger shall cease to have any rights with respect thereto except the right to receive the applicable Partnership Merger Consideration and to receive any distributions declared, in accordance with the terms hereof, payable to holders of record of Chateau OP Units as of a record date preceding the Effective Time of the Partnership Merger, and unpaid as of the Effective Time of the Partnership Merger. Following the Effective Time of the Partnership Merger, upon delivery to the Paying Agent of such duly executed documents, including a Form of Election, as may be required by the Paying Agent or Purchaser, in accordance with the terms hereof, the Surviving Partnership shall pay to such former holders of OP Units as of the Effective Time of the Partnership Merger any such distributions which remain unpaid at the Effective Time of the Partnership Merger.

(iv) Effective as of the Effective Time of the Partnership Merger, without any further act or action on behalf of Chateau or any Chateau Subsidiary or any holder of OP Units, all DRO (Deficit Restoration Agreements) elections and agreements set forth on Section 2.1(k)(vii) of the disclosure letter dated as of the date of this Agreement and delivered to Purchaser in connection with the execution hereof (the “Chateau Disclosure Letter”) shall be terminated and shall no longer require Chateau to incur or maintain any recourse or nonrecourse indebtedness of any amount thereafter, nor shall Chateau nor any Chateau Subsidiary have any continuing rights or liabilities thereunder.

(c) Objectors’ Rights to an Appraisal. Anything in this Agreement to the contrary notwithstanding, each OP Unit outstanding immediately prior to the Effective Time of the Partnership Merger and held by a holder who has not voted in favor of the Partnership Merger or consented thereto in writing and who has demanded appraisal (“Dissenting OP Unit Holder”) for such OP Unit in accordance with Section 10-208(f) of the MRULPA, to the extent such Section 10-208(f) of the MRULPA provides for appraisal rights for such OP Units in the Partnership Merger (“Dissenting OP Units”), shall not be converted into or be exchangeable for the right to receive the Partnership Merger Consideration, unless and until such Dissenting OP Unit Holder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the MRULPA. If, after the Effective Time of the Partnership Merger, any such Dissenting OP Unit Holder fails to perfect or withdraws or loses his right to appraisal, such Dissenting OP Units shall thereupon be treated as if such OP Units had been converted as of the Effective Time of the Partnership Merger into the right to receive the Partnership Merger Consideration, if any, to which such Dissenting OP Unit Holder is entitled, without interest or dividends thereon. Chateau OP shall give Purchaser (i) prompt notice of any demands received by Chateau OP for appraisal of OP Units, attempted written withdrawals of such demands, and any other instruments served pursuant to the MRULPA and received by Chateau OP relating to OP Unit Holders’ rights to appraisal with respect to the Partnership Merger, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of such appraisal rights under the MRULPA. Neither Chateau OP nor Chateau or any Chateau Subsidiary shall, except with the prior written consent of Purchaser, voluntarily make any payment with respect to any demands for payment of fair value for partnership interests of Chateau OP, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) Series A Units. Each Series A Unit that is outstanding immediately prior to the Effective Time of the Partnership Merger and that has not been previously redeemed shall cease to have any rights with respect thereto except the right to receive such amount in cash as would have been payable had the Series A Units been redeemed as of the Effective Date of the Partnership Merger.

(e) Adjustments to Partnership Merger Consideration. The Partnership Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, combination, subdivision, split, reverse split, distribution of securities convertible into OP Units, reorganization, recapitalization or other like change with respect to OP Units occurring (or for which a record date is established) after the date hereof and prior to the Effective Time.

(f) Withholding Rights. Purchaser, Chateau OP, the Surviving Partnership, the Surviving Company or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of OP Units, such amounts as it is required to withhold with respect to such payments under the Code (as defined herein) or any other provision of state, local or foreign tax law.

(g) Tax Treatment of the Partnership Merger. The parties hereby confirm, covenant and agree to treat the Partnership Merger, for all income tax purposes as (i) a sale by the Selling OP Unit Holders of their OP Units in Chateau OP to Purchaser in exchange for cash, and (ii) for Continuing OP Unit Holders, tax-deferred exchange of their former partnership interest in Chateau OP for Partnership Securities, including filing Chateau OP Tax Returns consistent with such treatment, and no party shall take any position inconsistent with such treatment.

Section 1.10 Procedures for Exchange of OP Units in the Partnership Merger. Except for the provisions relating to the Certificates, all other provisions of Section 1.8 shall apply to Chateau OP and the OP Units with respect to the Partnership Merger, except as otherwise provided in Section 1.9.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of Chateau. Chateau, Chateau OP and ROC represent and warrant to Purchaser, the Merger Sub and Partnership Merger Sub as follows:

(a) Organization, Standing and Corporate Power of Chateau. Chateau is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Chateau is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have or would not reasonably be expected to have a Chateau Material Adverse Effect. For the purposes of this Agreement, a “Chateau Material Adverse Effect” is any event, change, circumstance or effect which would have or would reasonably be expected to have a material adverse effect on (i) the business, assets, liabilities, properties (including their mortgageability or the terms on which they are mortgageable), condition (financial or otherwise) or results of operations of Chateau, Chateau OP and the Chateau Subsidiaries (as defined herein) taken as a whole, or (ii) the ability of Chateau or any of the Chateau Subsidiaries to perform any of its or their obligations hereunder or consummate any of the transactions contemplated hereby, provided that a Chateau Material Adverse Effect shall not include any change with respect to Chateau or any Chateau Subsidiary resulting from or attributable to (i) general national, international or regional economic or financial conditions, (ii) the announcement, pendency or consummation of this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby, or (iii) conditions generally affecting the industries in which Chateau and the Chateau Subsidiaries operate. Chateau has heretofore made available to Purchaser complete and correct copies of Chateau’s charter, as amended (the “Chateau Charter”), and by-laws, as amended (the “Chateau By-laws”). Each jurisdiction in which Chateau is qualified or licensed to do business and each assumed name under which it conducts business in any jurisdiction are identified in Section 2.1(a) of the Chateau Disclosure Letter.

(b) Chateau Subsidiaries; Interests in Other Persons. (i) Each Chateau Subsidiary that is a corporation is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Chateau Subsidiary, including Chateau OP, that is a partnership, limited liability company or trust is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Chateau Subsidiary, including Chateau OP, is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect. All outstanding shares of capital stock and other equity securities of each Chateau Subsidiary that is a corporation have been duly authorized, are validly issued, fully paid and nonassessable, and are not subject to any preemptive rights and are owned by Chateau or another Chateau Subsidiary, except as disclosed in Section 2.1(b)(i) of the Chateau Disclosure Letter, and are so owned free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (each, a “Lien” and collectively, “Liens”). All equity interests and other equity securities in each Chateau Subsidiary, including Chateau OP, that is a partnership, limited liability company, trust or other entity that have been duly authorized and are validly issued and are owned by Chateau or another Chateau Subsidiary, except as disclosed in Section 2.1(b)(i) of the Chateau Disclosure Letter, and are so owned free and clear of all Liens. Chateau has heretofore made available to Purchaser complete and correct copies of the charter, by-laws or other organizational documents of each of the Chateau Subsidiaries, each as amended to date. Section 2.1(b)(i) of the Chateau Disclosure Letter sets forth (A) all Chateau Subsidiaries and their respective jurisdictions of incorporation or organization, (B) each owner and the respective amount of such owner’s equity interest in each Chateau Subsidiary, and (C) a list of each jurisdiction in which each Chateau Subsidiary is qualified or licensed to do business and each assumed name under which each such Chateau Subsidiary conducts business in any jurisdiction.

(ii) Except for the capital stock of, or other equity interests in, the Chateau Subsidiaries and the other interests disclosed in Section 2.1(b)(ii) of the Chateau Disclosure Letter (the “Chateau Other Interests”), neither Chateau nor any of the Chateau Subsidiaries owns any capital stock or other ownership interest in any Person. Notwithstanding anything to the contrary herein, neither Chateau OP nor any other Chateau Subsidiary owns any capital stock or other equity securities of Chateau.

(c) Capital Structure.

(i) Capital Stock.

(A) As of the date of this Agreement, the authorized capital stock of Chateau consists of (1) 90,000,000 shares of Chateau Common Stock and (2) 2,000,000 shares of preferred stock, par value $0.01 per share, of which 1,500,000 shares have been designated as 8.125% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock“). All of the capital stock and other securities of ROC are owned by Chateau except as set forth on Section 2.1(c)(i) of the Chateau Disclosure Letter.

(B) As of the date of this Agreement, (1) 29,411,826 shares of Chateau Common Stock are issued and outstanding, and (2) no shares of Series A Preferred Stock are issued and outstanding.

(C) As of the date of this Agreement, (1) 2,951,753 shares of Chateau Common Stock were reserved for issuance upon exercise of outstanding Chateau Options, (2) 5,557,026 shares of Chateau Common Stock were reserved for issuance upon exchange of OP Units for shares of Chateau Common Stock pursuant to the Chateau OP Agreement, and (3) 1,500,000 shares of Series A Preferred Stock were reserved for issuance upon redemption and exchange of the outstanding Series A Units pursuant to the Chateau OP Agreement.

(D) As of the date of this Agreement, except as set forth above in this Section 2.1(c), no shares of capital stock or other voting securities of Chateau or options relating to capital stock of Chateau or any of its Affiliates are issued, reserved for issuance or outstanding, and there are no outstanding restricted shares of Chateau Common Stock, performance share awards, stock appreciation rights or dividend equivalent rights relating to the capital stock of Chateau. All outstanding shares of capital stock of Chateau are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(E) There is no Voting Debt (as defined herein) of Chateau or any Chateau Subsidiary outstanding.

(F) Except as set forth in Section 2.1(c)(i)(F) of the Chateau Disclosure Letter, all dividends or distributions on securities of Chateau or any Chateau Subsidiary that have been declared or authorized prior to the date of this Agreement have been paid in full.

(ii) Partnership Units.

(A) As of the date of this Agreement, 5,557,026 OP Units; 29,411,828 units of common general partner interest in Chateau OP (the “GP Units”), and 1,500,000 Series A Units are validly issued and outstanding, fully paid and nonassessable and not subject to preemptive rights.

(B) Each OP Unit may, under certain circumstances set forth in the Chateau OP Agreement, be redeemed for shares of Chateau Common Stock on a one-for-one basis. The holders of Series A Units have the right, under certain circumstances, to exchange such units for shares of Series A Preferred Stock on a one-for-one basis pursuant to the terms of the Series A Units.

(C) Chateau is a general partner of Chateau OP and holds 16,301,887 GP Units representing a 55.43% general partner interest in Chateau OP and a 46.60% partnership interest in Chateau OP. ROC is the other general partner of Chateau OP and holds 13,109,941 GP Units representing a 44.57% general partner interest in Chateau OP and a 37.50% partnership interest in Chateau OP. Section 2.1(c)(ii)(C) of the Chateau Disclosure Letter sets forth the name, number and class of GP Units, OP Units and Series A Units held by each partner in Chateau OP.

(iii) Miscellaneous.

(A) Except as set forth in this Section 2.1(c) or in Section 2.1(c)(iii)(A) of the Chateau Disclosure Letter, there are issued and outstanding or reserved for issuance: (1) no shares of capital stock, Voting Debt or other voting securities of Chateau; (2) no securities of Chateau or any Chateau Subsidiary or securities or assets of any other entity convertible into or exchangeable for shares of capital stock, Voting Debt or other voting securities of Chateau or any Chateau Subsidiary; and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Chateau or any Chateau Subsidiary is a party or by which it is bound in any case obligating Chateau or any Chateau Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock, Voting Debt or other voting securities of Chateau or of any Chateau Subsidiary, or obligating Chateau or any Chateau Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(B) Except for the Transaction Documents (as defined herein), there are not any stockholder agreements, voting trusts or other agreements or understandings to which Chateau or any Chateau Subsidiary is a party or by which it is bound relating to the voting of any shares of capital stock of Chateau or partnership interests in Chateau OP. Except as set forth in the applicable organizational documents of any Chateau Subsidiary or as imposed and required by lenders in connection with bankruptcy remote or special purpose entities that are Subsidiaries, there are no restrictions on Chateau’s ability to vote the equity interests of any of the Chateau Subsidiaries.

(C) Except as set forth in Section 2.1(c)(iii)(C) of the Chateau Disclosure Letter, no holder of securities in Chateau or any Chateau Subsidiary has any right to have such securities registered by Chateau or any Chateau Subsidiary, as the case may be.

(D) Except as set forth in Section 2.1(c)(iii)(D) of the Chateau Disclosure Letter, there are not any Chateau Subsidiaries in which any officer or director of Chateau or any Chateau Subsidiary owns any capital stock or other securities. Section 2.1(c)(iii)(D) of the Chateau Disclosure

Letter sets forth a true, accurate and complete list of: (1) the name of any such officer or director owning capital stock or other securities in any Chateau Subsidiary, (2) the name of the entity or entities in which such officer or director owns an interest, and (3) the type and amount of capital stock or other securities owned by such officer or director in such entities. There are no agreements or understandings between Chateau or any Chateau Subsidiary and any Person listed in Section 2.1(c)(iii)(D) of the Chateau Disclosure Letter that could cause such Person to be treated as holding any capital stock or security in Chateau or any Chateau Subsidiary as an agent for, or nominee of, Chateau or any Chateau Subsidiary.

(d) Authority; No Violations; Consents and Approval; OP Units.

(i) The Board of Directors of Chateau has unanimously approved and declared advisable the Mergers and the other transactions contemplated by the Transaction Documents and has directed that the Mergers be submitted for consideration at a special meeting of the Chateau stockholders (the “Chateau Stockholder Meeting”) and resolved to recommend that the stockholders of Chateau vote in favor of this Agreement and the approval of the Mergers and the other transactions contemplated hereby and by the other Transaction Documents and include such recommendation in the Proxy Statement. Chateau and ROC, in their capacity as general partners of Chateau OP, have approved and declared advisable this Agreement, the Mergers and the other transactions contemplated hereby and by the Transaction Documents and have been authorized to seek the written consents and approvals of the OP Unit Holders to this Agreement, the Partnership Merger and the other transactions and matters contemplated hereby, and recommend to the OP Unit Holders approval of such matters, and to include such recommendation in the Partner Solicitation Materials. Chateau has all requisite power and authority to enter into this Agreement and all other documents to be executed by Chateau in connection with the transactions contemplated hereby and thereby (each, a “Transaction Document” and collectively, the “Transaction Documents”) and, subject, with respect to the consummation of the Merger, to receipt of the Chateau Stockholder Approval (as defined herein), to consummate the transactions contemplated hereby and thereby. Chateau OP has the requisite limited partnership power and authority to enter into this Agreement and, subject to, with respect to the Partnership Merger, the matters specified in Section 2.1(d) of the Chateau Disclosure Letter and the Chateau Partner Approval (as defined herein), to consummate the transactions contemplated by this Agreement. Each Chateau Subsidiary that is a party to any Transaction Document has all requisite power and authority to enter into such Transaction Document and to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby or thereby have been duly authorized by all necessary action on the part of Chateau and each applicable Chateau Subsidiary, subject, with respect to the consummation of the Merger, to the matters specified in Section 2.1(d) of the Chateau Disclosure Letter and receipt of the Chateau Stockholder Approval, and, with respect to the consummation of the Partnership Merger, to receipt of the Chateau Partner Approval. The Transaction Documents have been duly executed and delivered by Chateau and each applicable Chateau Subsidiary and, subject, with respect to the consummation of the Merger, to receipt of the Chateau Stockholder Approval and with respect to the consummation of the Partnership Merger, to the matters specified in Section 2.1(d) of the Chateau Disclosure Letter and receipt of the Chateau Partner Approval, and assuming the Transaction Documents to which Purchaser, the Merger Sub and the Partnership Merger Sub are parties constitute the valid and binding obligation of Purchaser, the Merger Sub and the Partnership Merger Sub, enforceable in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(ii) Except as set forth in Section 2.1(d)(ii) of the Chateau Disclosure Letter, the execution and delivery of the Transaction Documents by Chateau or each applicable Chateau Subsidiary does not, and the consummation of the transactions contemplated hereby or thereby, and compliance with the provisions hereof or thereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of Chateau or any of the Chateau Subsidiaries under, require the consent or approval of any third party or otherwise result in a material detriment or default to Chateau or any of the Chateau Subsidiaries under, any provision of (A) the Chateau Charter or the Chateau By-laws or any provision of the comparable charter or organizational documents of any of the Chateau Subsidiaries, (B) any Material Contract (as defined herein) (it being understood that no representation is being given as to whether the Surviving Company and the Chateau Subsidiaries will be in compliance with any financial covenants contained therein following the Merger), or (C) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 2.1(d)(iii) are duly and timely obtained or made and the Chateau Stockholder Approval has been obtained, any judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to Chateau or any of the Chateau Subsidiaries, or any of their respective properties or assets, other than, in the case of clauses (B) or (C), any such conflicts, violations, defaults, rights, Liens or detriments that, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect.

(iii) Except as set forth in Section 2.1(d)(iii) of the Chateau Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity, is required by or with respect to Chateau or any of the Chateau Subsidiaries in connection with the execution and delivery of the Transaction Documents by Chateau or each of the applicable Chateau Subsidiaries or the consummation by Chateau or the applicable Chateau Subsidiaries of the transactions contemplated hereby or thereby, except for: (A) the filing with the Securities and Exchange Commission (the “SEC”) of (1) (a) a proxy statement in preliminary and definitive form relating to the Chateau Stockholder Meeting held in connection with the Merger (the “Proxy Statement”) or (b) other documents otherwise required in connection with the transactions contemplated hereby and (2) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with the Transaction Documents and the transactions contemplated hereby or thereby; (B) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the Department; (C) such filings and approvals as may be required by any applicable state takeover Laws or Environmental Laws (as defined herein) as more specifically described in Section 2.1(d)(iii) of the Chateau Disclosure Letter; and (D) any such consent, approval, order, authorization, registration, declaration, filing or permit that the failure to obtain or make (1) individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect or (2) individually or in the aggregate, would not reasonably be expected to, materially impair the ability of Chateau to perform its obligations hereunder or prevent or delay in any material respect the consummation of any of the transactions contemplated hereby.

(e) SEC Documents. Chateau and Chateau OP have made available to Purchaser (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by either Chateau or Chateau OP with the SEC since January 1, 2000 (the “Chateau SEC Documents”). As of their respective dates, the Chateau SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Chateau SEC Documents and none of the Chateau SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Chateau SEC Documents filed and publicly available prior to the date of this Agreement. The consolidated financial statements of Chateau and Chateau OP included in the Chateau SEC Documents complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Chateau and the Chateau Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Chateau and the Chateau Subsidiaries for the periods presented therein. Other than Chateau and Chateau OP, no other Chateau Subsidiary is required to make any filing with the SEC.

(f) Absence of Certain Changes or Events. Except as disclosed or reflected in the Chateau SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Section 2.1(f) of the Chateau Disclosure Letter, since March 31, 2003, there has not been: (i) (A) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Chateau’s capital stock; (B) any amendment of any term of any outstanding equity security of Chateau or any Chateau Subsidiary; (C) any repurchase, redemption or other acquisition by Chateau or any Chateau Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, Chateau or any Chateau Subsidiary; or (D) any change in any method of accounting or accounting practice or any tax method, practice or election by Chateau or any Chateau Subsidiary; or (ii) any split, combination or reclassification of any of Chateau’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, shares of its capital stock or any issuance of an ownership interest in, any Chateau Subsidiary. Except as disclosed in the Chateau SEC Documents filed prior to the date hereof, or as disclosed in Section 2.1(f) of the Chateau Disclosure Letter, from March 31, 2003, (i) Chateau and the Chateau Subsidiaries have conducted their businesses in the ordinary course consistent with past practice, (ii) there has not been any Chateau Material Adverse Effect, and (iii) except as disclosed in the Chateau Disclosure Letter, neither Chateau nor any Chateau Subsidiary has taken any of the actions set forth in Section 3.1(b).

(g) No Undisclosed Material Liabilities. Except as disclosed in the Chateau SEC Documents, or as set forth in Section 2.1(g) of the Chateau Disclosure Letter, there are no liabilities or obligations of Chateau or any of the Chateau Subsidiaries, whether (x) accrued, contingent, absolute or determined or (y) otherwise required by GAAP to be set forth on a balance sheet of Chateau or Chateau OP, other than: (i) liabilities adequately provided for on the balance sheet of Chateau and Chateau OP dated as of March 31, 2003 (including the notes thereto), or (ii) liabilities incurred in the ordinary course of business subsequent to March 31, 2003 that would not be or would not reasonably be expected to be a Chateau Material Adverse Effect.

(h) No Default. Except as set forth in Section 2.1(h) of the Chateau Disclosure Letter, neither Chateau nor any of the Chateau Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of, and no notice of any default or acceleration of Indebtedness has been received from any lender in connection with, any term, condition or provision of (i) the Chateau Charter or the Chateau By-laws or the comparable charter or organizational documents of any of the Chateau Subsidiaries, (ii) any Material Contract (as defined herein), or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to Chateau or any of the Chateau Subsidiaries, except in the case of (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect. Section 2.1(h) of the Chateau Disclosure Letter includes an explanation of the nature of any such default disclosed therein, penalties associated therewith and actions taken by Chateau or any Chateau Subsidiary, if any, to cure or renegotiate said contracts.

(i) Compliance with Applicable Laws. Chateau and the Chateau Subsidiaries hold all certificates, permits, licenses, variances (including building permits and certificates of occupancy), exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses and the occupancy and operation of the Chateau Properties (the “Chateau Permits”), except where the failure so to hold such Chateau Permits, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect. Chateau and the Chateau Subsidiaries are in compliance with the terms of the Chateau Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect. Except as disclosed in the Chateau SEC Documents, the businesses of Chateau and the Chateau Subsidiaries are not being conducted in violation of any Law, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect.

(j) Litigation. Except as disclosed in the Chateau SEC Documents or as set forth in Section 2.1(j) of the Chateau Disclosure Letter and except for routine litigation arising from the ordinary course of business of Chateau and the Chateau Subsidiaries which are adequately covered by insurance and which, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect, there is no suit, claim, investigation, action or other proceeding (including any mortgage foreclosure proceeding) pending or, to the Knowledge (as defined herein) of Chateau, threatened against or affecting or involving Chateau or any Chateau Subsidiary or any of the Chateau Properties that, individually or in the aggregate, would reasonably be expected to have a Chateau Material Adverse Effect. Except as disclosed in the Chateau SEC Documents or in Section 2.1(j) of the Chateau Disclosure Letter, neither Chateau nor any of the Chateau Subsidiaries, nor any of their respective properties or assets, is subject to any order, writ, judgment, injunction, decree, determination or award which has or is reasonably likely to have a Chateau Material Adverse Effect.

(k) Taxes.

(i) Each of Chateau and the Chateau Subsidiaries has timely filed all Tax Returns (as defined herein) required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so), except where the failure to file would not individually or in the aggregate be material to Chateau. Each such Tax Return is accurate and complete in all material respects. Chateau and each Chateau Subsidiary has paid (or Chateau has paid on its behalf), all Taxes that are shown as due and payable on such Tax Returns. All material Taxes which Chateau or the Chateau Subsidiaries are required by Law to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and sales, gross receipts and use taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities. The most recent financial statements contained in the Chateau SEC Documents filed with the SEC prior to the date of this Agreement reflect an adequate reserve for all material Taxes payable by Chateau and the Chateau Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Chateau and each Chateau Subsidiary has established (and until the Closing Date shall continue to establish and maintain) on its books and records reserves that are adequate for the payment of all Taxes not yet due and payable. Since December 31, 1997, Chateau has incurred no liability for any material Taxes under Sections 857(b), 860(c) or 4981 of the Code, IRS Notice 88-19, Treasury Regulation Section 1.337(d)-5, or Treasury Regulation Section 1.337(d)-6 including any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither Chateau nor any of the Chateau Subsidiaries has incurred any material liability for Taxes other than in the ordinary course of business other than transfer or similar Taxes arising in connection with the sales of property. No event has occurred, and no condition or circumstance exists, which presents a risk that any material Tax described in the preceding sentence will be imposed on Chateau or any Chateau Subsidiary. No deficiencies for any Taxes have been asserted or assessed in writing (or to the Knowledge of Chateau or any Chateau Subsidiary, proposed) against Chateau or any of the Chateau Subsidiaries, including claims by any taxing authority in a jurisdiction where Chateau or any Chateau Subsidiary does not file Tax Returns but in which any of them is or may be subject to taxation, which individually or in the aggregate would be material, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. There are no Liens for Taxes upon the assets of Chateau or the Chateau Subsidiaries except for statutory Liens for Taxes not yet due.

(ii) Chateau (A) for all taxable periods since its inception and ending at the Effective Time, Chateau has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of the Code and has satisfied the requirements to qualify as a REIT for all such years, (B) has operated, and intends to continue to operate, consistent with the requirements for qualification and taxation as a REIT through the Effective Time, and (C) has not taken or omitted to take any action which could reasonably be expected to result in a loss of its status as a REIT, and no challenge to Chateau’s status as REIT is pending, or to Chateau’s Knowledge, is or has been threatened. Each Chateau Subsidiary which is a partnership, joint venture or limited liability company has since its acquisition by Chateau been classified for federal income tax purposes as a partnership or disregarded entity and not as a corporation or an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code. Neither Chateau nor any Chateau Subsidiary holds any asset (x) the disposition of which would be subject to rules similar to Section 1374 of the Code as announced in IRS Notice 88-19 or Treasury Regulation Section 1.337(d)-5 or Treasury Regulation Section 1.337(d)-6, (y) that is subject to a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder. Each Subsidiary of Chateau that is or is taxed as a corporation or is treated as an association taxed as a corporation for federal income tax purposes and that is owned directly or indirectly by Chateau or ROC is listed in Section 2.1(k)(ii) of the Chateau Disclosure Letter and, except as set forth in Section 2.1(k)(ii) of the Chateau Disclosure Letter, is either a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code or a “taxable REIT subsidiary” within the meaning of Section 856(l)(1) of the Code. Each subsidiary of Chateau that is a “taxable REIT subsidiary” within the meaning of Section 856(l)(1) of the Code is set forth in Section 2.1(k)(ii) of the Chateau Disclosure Letter. Each subsidiary of Chateau that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code is set forth in Section 2.1(k)(ii) of the Chateau Disclosure Letter. As of the Effective Time, each subsidiary of Chateau that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code shall have been merged or otherwise converted into a limited liability company that is treated as a disregarded entity for federal income tax purposes. Chateau is not a foreign person within the meaning of Section 1445(b)(2) of the Code.

(iii) Neither Chateau nor ROC has any earnings and profits attributable to Chateau or any other corporation in any non-REIT year within the meaning of Section 857 of the Code. Neither Chateau nor any of its Subsidiaries has made any election, and is not required, to treat any of its assets or the assets of any Subsidiary as owned by another person for tax purposes (other than by reason of a Subsidiary being a “qualified REIT subsidiary” or a “disregarded entity” for federal income tax purposes and any comparable provision of state, local or foreign law).

(iv) Except as set forth in Section 2.1(k)(iv) of the Chateau Disclosure Letter, neither Chateau nor the Chateau Subsidiaries have made any payments, are obligated to make any payments, or are parties to an agreement that could obligate them to make any payments that will not be deductible under Section 280G of the Code. Chateau and the Chateau Subsidiaries have disclosed to the IRS all positions taken on their federal income Tax Returns which could give rise to a substantial understatement of Tax under Section 6662 of the Code.

(v) Except as set forth in Section 2.1(k)(v) of the Chateau Disclosure Letter, neither Chateau nor any of its Subsidiaries has received or is subject to any written ruling of a taxing authority related to Taxes or has entered into any written and legally binding agreement with a taxing authority relating to Taxes.

(vi) Other than the Limited Partner Tax Agreements listed on Section 2.1(k)(vi) of the Chateau Disclosure Letter, neither Chateau nor any of its Subsidiaries (a) is a party to or is otherwise subject to any Tax allocation or sharing agreement, or (b) has any liability for Taxes of another person under law, by contract or otherwise except for withholding Taxes incurred in the ordinary course of business that have been properly withheld but are not yet required to be deposited with a Tax authority.

(vii) Neither Chateau nor any of the Chateau Subsidiaries has entered into or is subject, directly or indirectly, to any Limited Partner Tax Agreements (as defined herein) other than those that are disclosed in Section 2.1(k)(vii) of the Chateau Disclosure Letter, true and correct copies of which have been provided to Purchaser and Parent. Chateau and each of its Subsidiaries have complied with all material terms of the Limited Partner Tax Agreements. Other than the restrictions on the Chateau Properties listed in Section 2.1(k)(vii) of the Chateau Disclosure Letter which are imposed by those Limited Partner Tax Agreements listed as items I, I(A), II, III and IV in said Section 2.1(k)(vii) of the Chateau Disclosure Letter, there are no restrictions on the sale, exchange, or other disposition, financing or other transactions applicable to any Chateau Properties or with respect to any of their respective assets and no obligations to maintain any particular amounts of debt.

(viii) None of Chateau or any of its Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355.

(ix) This Agreement shall constitute Chateau’s plan of liquidation within the meaning of Section 562(b)(1) of the Code and Chateau’s Board of Directors prior to that date on which the Effective Time of the Merger occurs, will adopt this Agreement as such a plan of liquidation.

(x) Except as set forth in Section 2.1(k)(x) of the Chateau Disclosure Letter, Chateau has the right to make or to require, and, after the Effective Time will continue to have the right to make or to require, each Chateau Subsidiary that is subject to federal income tax as a partnership to make, in the manner provided in Section 1.754-1(b) of the Treasury Regulations, an election under Section 754 of the Code (and any corresponding elections under state or local tax law) to adjust the basis of its property as provided in Sections 734(b) and 743(b) of the Code.

(xi) To the Knowledge of Chateau as of the Closing Date, neither Chateau nor any Chateau Subsidiary is a party to any understanding or arrangement described in Section 6111(c), Section 6111(d) or Section 6662(d)(2)(C)(iii) of the Code, or has “participated” in a “potentially abusive tax shelter” within the meaning of Treasury Regulations Section 1.6011-4 (without regard to Section (b)(3) thereof).

(xii) All interests in Chateau OP and in each Chateau Subsidiary which is a partnership, joint venture or limited liability company were issued in a transaction or transactions that were not required to be registered under the Securities Act (as defined herein).

(xiii) The representations specified in this Section 2.1(k) are subject, as of the date hereof (but not as of the Closing Date), to the matters set forth in Section 2.1(k)(xiii) of the Chateau Disclosure Letter.

(l) ERISA; Pension and Benefit Plans.

(i) All “employee pension benefit plans,” as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), maintained or contributed to by Chateau or any of the Chateau Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Chateau under Section 414(b), (c), (m) or (o) of the Code (a “Chateau ERISA Affiliate”) (the “Chateau Pension Plans”) intended to qualify under Section 401(a) of the Code have been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited, and, to the Knowledge of Chateau as of the Closing Date, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Chateau Pension Plan or its related trust.

(ii) Neither Chateau nor any Chateau ERISA Affiliate or Chateau Subsidiary currently sponsors, contributes to, maintains or has liability (whether contingent or otherwise) under (A) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or (B) an employee benefit plan subject to Part 3 of Subtitle B of Title I of ERISA, to Section 412 or 4971 of the Code, or to Title IV of ERISA.

(iii) Each Chateau Employee Benefit Plan (as defined herein), related trust (or other funding or financing arrangement, if applicable) and all amendments thereto are listed in Section 2.1(l)(iii) of the Chateau Disclosure Letter, true and complete copies of which have been made available to Purchaser, as have the most recent summary plan descriptions and material modifications thereto, Form 5500s and, with respect to any Chateau Employee Benefit Plan intended to be qualified pursuant to Section 401(a) of the Code, a current determination letter. Except as specifically provided in the foregoing documents made available to Purchaser, there are no amendments to any Chateau Employee Benefit Plan that have been adopted or approved nor has Chateau or any Chateau Subsidiary undertaken to make any such amendments or to adopt or approve any new Chateau Employee Benefit Plan.

(iv) Neither Chateau nor any of the Chateau Subsidiaries has received any claim or notice that any Chateau Employee Benefit Plan is not in compliance with, and each Chateau Employee Benefit Plan is in fact in material compliance with, its terms and all applicable Laws, regulations, rulings and other authority issued thereunder and all other applicable governmental Laws, regulations and orders, and prohibited transaction exemptions, including the requirements of ERISA and all Tax rules for which favorable Tax treatment is intended.

(v) There are no actions, disputes, suits, claims, arbitration or legal, administrative or other proceeding or governmental investigation (other than routine claims for benefits) pending (or, to the Knowledge of Chateau, threatened) alleging any breach of the terms of any Chateau Employee Benefit Plan or of any fiduciary duties thereunder or violation of any applicable Law with respect to any such plan.

(vi) All contributions, premiums and other payments required by Law or any Chateau Employee Benefit Plan or applicable collective bargaining agreement or other contractual undertaking, to have been made under any such plan to any fund, trust or account established thereunder or in connection therewith have been made by the due date thereof.

(vii) Each Employee Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or is unfunded. Chateau and the Chateau Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

(viii) Each individual who renders services to Chateau or any Chateau Subsidiary who is classified by Chateau or by such Chateau Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Chateau Employee Benefit Plans) is properly so characterized.

(ix) All individual employment, termination, severance, change in control, retention bonus, post-employment and other compensation agreements, arrangements and plans existing prior to the execution of this Agreement or which will exist prior to the Closing, which are between Chateau or a Chateau Subsidiary and any current or former director, officer or employee thereof, including the name and title of such current or former director, officer or employee, and the type of agreement are listed in Section 2.1(l)(ix) of the Chateau Disclosure Letter (collectively, the “Chateau Severance Agreements“).

(m) Labor and Employment Matters.

(i) Neither Chateau nor any of the Chateau Subsidiaries is a party to any collective bargaining agreement or other current labor agreement with any labor union or organization, and there is no question involving current union representation of employees of Chateau or any of the Chateau Subsidiaries, nor does Chateau or any of the Chateau Subsidiaries know of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(ii) Except as would not be reasonably expected to have a Chateau Material Adverse Effect, (A) there is no unfair labor practice charge or grievance arising out of a collective bargaining agreement or other grievance procedure pending, or, to the Knowledge of Chateau or any of the Chateau Subsidiaries, threatened against Chateau or any of the Chateau Subsidiaries, and (B) each of Chateau and the Chateau Subsidiaries is in compliance with all applicable Laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

(iii) Except as set forth in Section 2.1(m)(iii) of the Chateau Disclosure Letter or as would not be reasonably expected to have a Chateau Material Adverse Effect, there is no complaint, lawsuit or proceeding in any forum by or on behalf of any present or former employee, any applicant for employment or any classes of the foregoing, alleging breach of any express or implied contract of employment, any Law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortuous conduct in connection with the employment relationship pending, or, to the Knowledge of Chateau or any of the Chateau Subsidiaries, threatened against Chateau or any of the Chateau Subsidiaries.

(iv) There is no strike, slowdown, work stoppage or lockout pending, or, to the Knowledge of Chateau or any of the Chateau Subsidiaries, threatened, against or involving Chateau or any of the Chateau Subsidiaries.

(v) Except as set forth in Section 2.1(m)(v) of the Chateau Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Chateau or any Chateau Subsidiary, or result in any limitation on the right of Chateau or any Chateau Subsidiary to amend, merge, terminate or receive a reversion of assets from any Chateau Employee Benefit Plan. The maximum aggregate payments and benefits (excluding amounts payable pursuant to Section 1.7(d) and excluding amounts payable pursuant to the Chateau Communities, Inc Corporate Transition Guidelines, a true, correct and complete copy of which has previously been provided to Purchaser) that could become due under the Chateau Severance Agreements are $9 million. Section 2.1(m)(v) of the Chateau Disclosure Letter sets forth (A) the maximum cash amount that could be payable (excluding amounts payable pursuant to Section 1.7(d) and any gross-up amounts payable with respect to any “excess parachute payments” (as defined under Section 280G of the Code) under the Chateau Severance Agreements) as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby to each individual who is party to an individual Chateau Severance Agreement or who is a participant in the Chateau Communities Inc. Change in Control Plan for Certain Executive Employees and (B) the maximum amount of assets deferred under the CP Limited Top Hat Plan that could become distributable as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(n) Intangible Property. Chateau and the Chateau Subsidiaries own, possess or have adequate rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of Chateau and the Chateau Subsidiaries (collectively, the “Chateau Intangible Property”), except where the failure to possess or have adequate rights to use such properties, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect. All of the Chateau Intangible Property is owned or licensed by Chateau or the Chateau Subsidiaries free and clear of any and all Liens, except those that, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect, and neither Chateau nor any such Chateau Subsidiary has forfeited or otherwise relinquished any Chateau Intangible Property which forfeiture has resulted in, individually or in the aggregate, or would reasonably be expected to result in a Chateau Material Adverse Effect. To the Knowledge of Chateau, the use of Chateau Intangible Property by Chateau or the Chateau Subsidiaries does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor, of any other Person, and there have been no claims made, and neither Chateau nor any of the Chateau Subsidiaries has received any notice of any claim or otherwise knows that any of the Chateau Intangible Property is invalid or conflicts with the asserted rights of any other Person or has not been used or enforced or has failed to have been used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Chateau Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect.

(o) Environmental Matters. For purposes of this Agreement, (x) “Environmental Law” means any Law of any Governmental Entity relating to pollution, human health, safety or protection of the environment or natural resources, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) and the Resource Conservation and Recovery Act of 1976, (y) “Hazardous Material” means (A) any petroleum or petroleum products, radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, and transformers and other equipment that contain dielectric fluid containing greater than 50 parts per million polychlorinated biphenyls (“PCBs”); and (B) any chemicals, materials, substances or wastes which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import, under any applicable Environmental Law, and (z) “Environmental Claims” means all actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, notices of liability or potential liability, investigations, proceedings, consent orders or consent agreements relating to any Environmental Law, any Environmental Permit or the Release of any Hazardous Materials. To the Knowledge of Chateau and Chateau OP, except as disclosed in Section 2.1(o) of the Chateau Disclosure Letter and except as would not have a Chateau Material Adverse Effect:

(i) Neither Chateau nor any of the Chateau Subsidiaries has received written notice that any administrative or compliance order has been issued that is still in effect, any complaint has been filed that remains unresolved, any penalty has been assessed that has not been paid or any investigation or review is pending or, threatened by any Governmental Entity with respect to any alleged failure by Chateau or any Chateau Subsidiary to have any permit, approval, identification number, license or other authorization required under any applicable Environmental Law (an “Environmental Permit”) or with respect to any treatment, storage, recycling, transportation, disposal or “release” (as defined in 42 U.S.C. § 9601(22) (“Release”)) by Chateau or any Chateau Subsidiary of any Hazardous Material in violation of any Environmental Law.

(ii) (A) Except in compliance with applicable Environmental Laws there are no asbestos-containing materials present on any property owned or operated by Chateau or any Chateau Subsidiary, (B) there are no regulated levels of PCBs present on any property owned or operated by Chateau or any Chateau Subsidiary, and (C) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials currently present on any property owned or operated by Chateau or any Chateau Subsidiary.

(iii) Neither Chateau nor any Chateau Subsidiary has received written or, to the knowledge of Chateau or any of the Chateau Subsidiaries, oral notice of a claim, that has not been resolved, (A) to the effect that it is liable to a third party, including a Governmental Entity, as a result of a Release of a Hazardous Material into the environment in violation of any Environmental Law at any property currently or formerly owned or operated by Chateau or a Chateau Subsidiary, (B) asserting a violation of applicable Environmental Laws relating to any of the Chateau Properties, or (C) asserting that Chateau or any of the Chateau Subsidiaries or the operation or condition of any of the Chateau Properties is in violation of any Environmental Law.

(iv) No property now owned or operated by Chateau or any Chateau Subsidiary is listed on the National Priorities List promulgated pursuant to CERCLA or on any similar state list of sites where such listing requires active investigation or clean-up.

(v) Chateau and the Chateau Subsidiaries are in compliance with all applicable Environmental Laws and all Environmental Permits.

(vi) Neither Chateau nor any of the Chateau Subsidiaries have Released Hazardous Materials on any of the Chateau Properties, except in compliance with applicable Environmental Laws; and there is no condition (x) at any Chateau Property or (y) to the Knowledge of Chateau and the Chateau Subsidiaries, caused by Chateau or any of the Chateau Subsidiaries at any real property formerly owned, leased, subleased, licensed, managed, occupied or operated by Chateau or any of the Chateau Subsidiaries, that in the case of either (x) or (y) is in violation of Environmental Laws or would reasonably be expected to give rise to an Environmental Claim.

(vii) There are no Environmental Claims pending, or to the Knowledge of Chateau or the Chateau Subsidiaries threatened, against Chateau or any of the Chateau Subsidiaries or any of the Chateau Properties.

(viii) Neither Chateau nor any Chateau Subsidiary currently has a duty under any applicable Environmental Law to place any restriction relating to the presence of Hazardous Material at any Chateau Property.

(p) Properties.

(i) (A) Colony Cove, located in Sarasota, Florida, and The Colony, located in Palm Springs, California, are the only real properties in which Chateau or a Chateau Subsidiary holds a leasehold interest, and except as listed in Section 2.1(p)(i)(A) of the Chateau Disclosure Letter, Chateau or a Chateau Subsidiary owns good and marketable fee simple or leasehold title to each of the real properties (including any and all improvements located on such properties) reflected on the most recent balance sheet of Chateau or Chateau OP included in the Chateau SEC Documents and as identified in Section 2.1(p)(i)(A) of the Chateau Disclosure Letter (each, a “Chateau Property” and collectively, the “Chateau Properties”), which are all of the real estate properties owned or leased by Chateau and the Chateau Subsidiaries, free and clear of Liens, easements, rights of way, rights of first refusal, covenants, conditions, restrictions, title defects, written agreements, Laws, ordinances and regulations affecting building use or occupancy (including zoning regulations and building codes), or reservations of an interest in title (collectively, “Chateau Property Restrictions”) except for (1) debt and other matters identified on Section 2.1(p)(i)(A)(1) of the Chateau Disclosure Letter, (2) inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves or other appropriate provisions are being maintained by Chateau or a Chateau Subsidiary, (3) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured, (4) Chateau Property Restrictions imposed or promulgated by Law or by any Governmental Entity which are customary and typical for similar properties and all matters disclosed on the existing title policies identified in Section 2.1(p)(i)(B) of the Chateau Disclosure Letter, and (5) real estate Taxes and special assessments that are not yet delinquent or that are being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves or other appropriate provisions are being maintained by Chateau or a Chateau Subsidiary. To the Knowledge of Chateau and the Chateau Subsidiaries, none of the matters described in clauses (2) through (5) in the immediately preceding sentence (including, without limitation, matters disclosed on any existing title policies identified in Section 2.1(p)(i)(A) of the Chateau Disclosure Letter) has or would reasonably be expected to have, individually or in the aggregate, a Chateau Material Adverse Effect; (B) except as listed in Section 2.1(p)(i)(B) of the Chateau Disclosure Letter or as would not reasonably be expected to have a Chateau Material Adverse Effect, neither Chateau nor any Chateau Subsidiary has received written notice to the effect that there are any (1) condemnation or rezoning or proceedings or any utility service moratoriums or other moratoriums that are pending or, to the Knowledge of Chateau and the Chateau Subsidiaries, threatened with respect to any material portion of any of the Chateau Properties or (2) zoning, building or similar Laws or orders that are presently being violated or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Chateau Properties or by the continued maintenance, operation or use of the parking areas; and (C) except as listed in Section 2.1(p)(i)(C) of the Chateau Disclosure Letter or as would not reasonably be expected to have a Chateau Material Adverse Effect, neither Chateau nor any Chateau Subsidiary has received written notice that it is currently in default or violation of any Chateau Property Restrictions.

(ii) Except as listed in Section 2.1(p)(ii) of the Chateau Disclosure Letter or, individually or in the aggregate, as would not reasonably be expected to have a Chateau Material Adverse Effect, all properties currently under development or construction by Chateau or the Chateau Subsidiaries and all properties currently proposed for acquisition, development or commencement of construction prior to the Effective Time by Chateau and the Chateau Subsidiaries are listed as such in Section 2.1(p)(ii) of the Chateau Disclosure Letter. Except as listed in Section 2.1(p)(ii) of the Chateau Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a Chateau Material Adverse Effect, all executory agreements entered into by Chateau or any of the Chateau Subsidiaries relating to the development or construction of real estate properties (other than agreements for architectural, engineering, planning, accounting, legal or other professional services or agreements for material or labor) are listed in Section 2.1(p)(ii) of the Chateau Disclosure Letter.

(iii) Section 2.1(p)(iii) of the Chateau Disclosure Letter sets forth the rent roll for each of the Chateau Properties (the “Rent Roll”) as of May 27, 2003. Except as disclosed in Section 2.1(p)(iii) of the Chateau Disclosure Letter, the information set forth in the Rent Roll is true, correct and complete in all material respects as of the date thereof.

(iv) Except as would not, individually or in the aggregate, reasonably be expected to have a Chateau Material Adverse Effect, no tenants or other third parties have been granted options to purchase or rights of first refusal which would require consent to, or be triggered by, the Merger.

(v) Section 2.1(p)(v) of the Chateau Disclosure Letter contains a list of any unfunded capital improvements being conducted by Chateau or any Chateau Subsidiary in excess of $100,000 at any one Property.

(vi) Except as set forth in Section 2.1(p)(vi) of the Chateau Disclosure Letter or as would not reasonably be expected to have a Chateau Material Adverse Effect, the water serving each Chateau Property is potable water furnished by the local municipality in which each such Chateau Property is located; provided, however, that if the water system is privately owned or operated, neither Chateau nor any Chateau Subsidiary has received any uncured written notice that there is a requirement that it be connected to the municipal, county or other public system serving such Chateau Property.

(vii) Except as set forth in Section 2.1(p)(vii) of the Chateau Disclosure Letter or as would not reasonably be expected to have a Chateau Material Adverse Effect, the sanitary sewer (waste removal) system for each Chateau Property is operated by the municipality in which each such Property is located, and neither Chateau nor any Chateau Subsidiary has received an uncured written notice that the sanitary sewer (waste removal) system is not in compliance with applicable laws and regulations; provided, however, that if any such system is privately owned or operated, neither Chateau nor any Chateau Subsidiary has received any uncured notice that there is a requirement that it be connected to the municipal, county or other public system serving such Chateau Property.

(viii) A reputable title insurance company has issued policies of title insurance insuring the fee simple or leasehold, as applicable, title of Chateau and the Chateau Subsidiaries with respect to all of the Chateau Properties in amounts at least equal to the original cost thereof, and, to Chateau’s Knowledge, such policies are valid and in full force and effect and no claim has been made under any such policy.

(ix) Except as disclosed in Section 2.1(p)(ix) of the Chateau Disclosure Letter, or except as would not reasonably be expected to have a Chateau Material Adverse Effect, to the Knowledge of Chateau and the Chateau Subsidiaries, no portion of any Chateau Property lies in any flood plain or includes any wetlands or vegetation or species protected by any applicable laws.

(x) Except as would not reasonably be expected to have a Chateau Material Adverse Effect, Section 2.1(p)(x) of the Chateau Disclosure Letter contains a complete and accurate list of all binding commitments, letters of intent or similar written agreements made or entered into by Chateau or any of the Chateau Subsidiaries as of the date hereof (x) to sell, mortgage, pledge or hypothecate all or any portion of any Chateau Property, or to otherwise enter into a material transaction in respect of the ownership or financing of all or any portion of any Chateau Property, or (y) to purchase or acquire an option, right of first refusal or similar right in respect of any real property or properties.

(q) Insurance. Section 2.1(q) of the Chateau Disclosure Letter sets forth an insurance schedule of Chateau. Chateau and each of the Chateau Subsidiaries maintains insurance with financially responsible insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged the ownership and operation of manufactured housing communities (taking into account the cost and availability of such insurance). Except as set forth in Section 2.1(q) of the Chateau Disclosure Letter, neither Chateau nor any of the Chateau Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy of Chateau or any of the Chateau Subsidiaries.

(r) Opinion of Financial Advisor. The Board of Directors of Chateau has received the opinion of Goldman, Sachs & Co. (“Goldman, Sachs”), dated as of the date of this Agreement, to the effect that, as of such date, the Common Stock Merger Consideration is fair from a financial point of view to the holders of Chateau Common Stock, a copy of which opinion will promptly be made available to Purchaser after receipt by the Board of Directors of Chateau.

(s) Vote Required; No Chateau Common Stock Appraisal Rights. The affirmative vote of the holders of two-thirds of the outstanding shares of Chateau Common Stock (the “Chateau Stockholder Approval”) and, except as provided in Section 2.1(d) to the Chateau Disclosure Letter, the approval by a majority in interest of the OP Unit Holders (the “Chateau Partner Approval”), and, unless the Series A Units are redeemed in the circumstance in which there shall be a Second Closing Date, the approval of two-thirds of the outstanding Series A Units, are the only vote and approval required to approve the Mergers and the other transactions contemplated by the Transaction Documents. The holders of Chateau Common Stock are not entitled under applicable Law to appraisal, dissenters’ or similar rights as a result of the Merger.

(t) Beneficial Ownership of Chateau Common Stock. Neither Chateau nor the Chateau Subsidiaries “beneficially own” (as defined in Rule 13d-3 promulgated under the Exchange Act) any of the outstanding Chateau Common Stock.

(u) Brokers. Except for the fees and expenses payable to Goldman, Sachs (which fees have been disclosed in writing to Purchaser), no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of Chateau.

(v) Investment Company Act of 1940. Neither Chateau nor any of the Chateau Subsidiaries is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(w) Contracts.

(i) Section 2.1(w)(i) of the Chateau Disclosure Letter lists all Material Contracts of Chateau and each Chateau Subsidiary. Except as set forth on Section 2.1(w)(i) of the Chateau Disclosure Letter or in the Chateau SEC Documents, each Material Contract is valid, binding and enforceable and in full force and effect. For purposes of this Agreement, with respect to Chateau, Chateau OP and each other Chateau Subsidiary, “Material Contracts” shall mean (i) any loan or credit agreement, indenture, note, bond, debenture or any other document or agreement evidencing a capitalized lease obligation or other Indebtedness to any Person, including any such Indebtedness that may be incurred pursuant to an agreement already executed, other than Indebtedness in a principal amount less than $250,000 in the aggregate, (ii) each ground lease (under which Chateau or a Chateau Subsidiary is lessee), (iii) each material commitment, contractual obligation, borrowing, capital expenditure, agreement to acquire real property, or transaction entered into by Chateau or any Chateau Subsidiary which may result in total payments by or liability of Chateau or any Chateau Subsidiary in excess of $250,000, (iv) any other agreements filed or required to be filed as exhibits to the Chateau SEC Documents pursuant to Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations, (v) all contracts or arrangements between Chateau or any Chateau Subsidiary, on the one hand, and any director, officer, employee, equityholder or affiliate of Chateau (or any of their respective affiliates), on the other hand; (vi) all change in control or similar agreements or (vii) all other contracts and agreements that are material to Chateau and the Chateau Subsidiaries, taken as a whole, or the conduct of the business of Chateau and the Chateau Subsidiaries, taken as a whole, or the absence of which would, in the aggregate, have a Chateau Material Adverse Effect.

(ii) All mortgages (and deeds of trust) on any of the assets of Chateau or any of the Chateau Subsidiaries (including Chateau OP) are listed in Section 2.1(w)(ii) of the Chateau Disclosure Letter hereto. The Mergers and the other transactions contemplated by the Transaction Documents will not trigger any due-on-sale provision (or similar provision) in, or constitute an event of default under, any of such mortgages (and deeds of trust), except as set forth in Section 2.1(w)(ii) of the Chateau Disclosure Letter and will not require the consent of any mortgage lender, except as set forth in Section 2.1(w)(ii) of the Chateau Disclosure Letter.

(iii) Except as set forth in Section 2.1(w)(iii) of the Chateau Disclosure Letter, there is no confidentiality agreement, non-competition agreement or other contract or agreement that contains covenants that restrict Chateau’s ability to conduct its business in any location in a manner that is material to the business of Chateau or the Chateau Subsidiaries.

(iv) Except as set forth in Section 2.1(w)(iv) of the Chateau Disclosure Letter, there are no indemnification agreements entered into by and between Chateau and any director or officer of Chateau or any of the Chateau Subsidiaries.

(x) Dissenters’ Rights. Except as provided under Section 10-208 of the MRULPA with respect to the Partnership Merger, no dissenters’ or appraisal rights shall be available to holders of any securities of Chateau or any Affiliates of Chateau with respect to the Merger or the other transactions contemplated by the Transaction Documents.

(y) State Takeover Statutes; Partners Solicitation Materials. Each of Chateau and Chateau OP has approved, or caused to be approved, this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby and has taken all actions and done all things necessary to exempt this Agreement, the Transaction Documents, the Mergers and the transactions contemplated by this Agreement and the Transaction Documents from operation of any “fair price,” “business combination,” “moratorium,” “control share acquisition,” or any other takeover or anti-takeover statute or similar statute enacted under federal or state Laws of the United States or similar statute or regulation or any “rights plan” or “excess share” provisions (a “Takeover Statute”), including all such action necessary such that each such Takeover Statute does not apply to this Agreement, the Transaction Documents, the Mergers, or any of the transactions contemplated hereby or thereby. No Takeover Statute of the State of Maryland, including the control share acquisition provisions of Sections 3-701 et seq. of the MGCL or the business combination provisions of Sections 3-601 et seq. of the MGCL applies or purports to apply to this Agreement, the Transaction Documents, the Mergers or any of the other transactions contemplated hereby or thereby.

(z) Affiliate Transactions. Except as disclosed in this Section 2.1(z) or Section 2.1(w)(i) of the Chateau Disclosure Letter, (A) no affiliate of Chateau or any Chateau Subsidiary provides or causes to be provided and no affiliate of Chateau or any Chateau Subsidiary has provided or caused to be provided, to Chateau or any Chateau Subsidiary, any assets, loans, advances, services or facilities and (B) neither Chateau nor any Chateau Subsidiary provides or causes to be provided, and no affiliate of Chateau or any Chateau Subsidiary has provided or caused to be provided, to any such affiliate, any assets, loans, advances, services or facilities. Except as disclosed in Section 2.1(z) of the Chateau Disclosure Letter, neither Chateau nor any Chateau Subsidiary has had any other significant business relationships with any affiliate of Chateau or any Chateau Subsidiary

Section 2.2 Representations and Warranties of Purchaser. Each of Parent and Purchaser represents and warrants to Chateau and Chateau OP as follows:

(a) Organization, Standing and Corporate Power of Purchaser, Merger Sub and Partnership Merger Sub. Each of Parent and Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Merger Sub and Partnership Merger Sub shall, after their formation, be limited liability companies duly formed, validly existing and in good standing under the State of Maryland. Purchaser has made available to Chateau complete and correct copies of its articles of organization and operating agreement and shall make available complete and correct copies of Merger Sub’s and Partnership Merger Sub’s certificate of formation and operating agreement. Each of Parent and Purchaser is, and shall cause Merger Sub and Partnership Merger Sub to be, duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of their businesses or the ownership, operation or leasing of their properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate, would not have a material adverse effect on the ability of Parent, Purchaser, Merger Sub or Partnership Merger Sub to perform any of its or their obligations hereunder or consummate any of the transactions contemplated hereby (a “Purchaser Material Adverse Effect”). All membership interests in the Merger Sub have been duly authorized, validly issued and are owned by Purchaser free and clean of all Liens. All membership interests in the Partnership Merger Sub have been duly authorized and validly issued and are owned by Merger Sub, or otherwise wholly owned indirectly by Parent, free and clear of all Liens. Purchaser has heretofore made available to Chateau complete and correct copies of the Limited Liability Company Agreements of each of Purchaser and Parent (including all amendments thereto through the date hereof), all of which are listed on Section 2.2(e) of the of the disclosure letter dated as of the date of this Agreement and delivered to Chateau in connection with the execution hereof (the “Purchaser Disclosure Letter”) (collectively, the “Hometown Operating Agreements“), which are the organizational documents for Parent and Purchaser, respectively, as of the date hereof.

(b) Capital Structure.

(i) Capital Structure.

(A) As of the date of this Agreement, the outstanding equity interests (1) of Parent consist of membership interests held by Washington State Investment Board and Hometown Residential Manager, LLC and (2) of Purchaser consist of membership interests held by Parent and by Hometown Residential Manager, LLC, and Series A Convertible Operating Company Preference Units

held by Sunshine Valley, Ltd., a California limited partnership, and successors and transferees of Sunshine Valley, Ltd.

(B) As of the date of this Agreement, except as set forth above in this Section 2.2(b), no membership interests or other voting securities of Parent or Purchaser were issued, reserved for issuance or outstanding. All outstanding membership interests of Parent and Purchaser are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(C) There is no Voting Debt of Parent, Purchaser or any Purchaser Subsidiary outstanding.

(D) The liquidation preference of each Partnership Security immediately following its issuance shall be $29.25.

(ii) Miscellaneous.

(A) Except as set forth in this Section 2.2 or in Section 2.2(b)(ii)(A) of the Purchaser Disclosure Letter), there are issued and outstanding or reserved for issuance: (1) no membership interests, Voting Debt or other voting securities of Parent, Purchaser or any Purchaser Subsidiary; (2) no securities of Parent, Purchaser or any Purchaser Subsidiary, or securities or assets of any other entity convertible into or exchangeable for membership interests, Voting Debt or other voting securities of Parent, Purchaser, or any Purchaser Subsidiary, and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent, Purchaser or any Purchaser Subsidiary is a party or by which it is bound in any case obligating Parent, Purchaser or any Purchaser Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional membership interests, Voting Debt or other voting securities of Parent, Purchaser or any Purchaser Subsidiary, or obligating Parent, Purchaser or any Purchaser Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(B) Except for the Transaction Documents, there are not any agreements, voting trusts or other agreements or understandings to which Parent, Purchaser or any Purchaser Subsidiary is a party or by which it is bound relating to the voting of any membership interests or other securities of Parent, Purchaser or any Purchaser Subsidiary. Except as set forth in the applicable organizational documents of any Parent, Purchaser or any Purchaser Subsidiary or as imposed and required by lenders in connection with bankruptcy remote or special purpose entities that are Subsidiaries, there are no restrictions on Parent’s or Purchaser’s ability to vote the equity interests of Purchaser or any Purchaser Subsidiary.

(c) Authority; No Violations; Consents and Approvals.

(i) Each of Parent and Purchaser has, and Merger Sub and Partnership Merger Sub will have, all requisite power and authority to enter into the Transaction Documents to which they are parties and to consummate the transactions contemplated hereby or thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby or thereby have been (or will be in the case of Merger Sub and Partnership Merger Sub) duly authorized by all necessary action on the part of Parent, Purchaser, Merger Sub and Partnership Merger Sub. Parent has received unanimous approval from its Advisory Board to approve the Agreement, the Mergers, the Transaction Documents and the transactions contemplated hereby and thereby and no consent or approval of its members is required for any of such transactions.

(ii) The Transaction Documents to which Parent, Purchaser, Merger Sub and Partnership Merger Sub are or will be parties have been or will be duly executed and delivered by each of Parent, Purchaser, Merger Sub and Partnership Merger Sub, as the case may be, and assuming the Transaction Documents to which Parent, Purchaser or any of the Purchaser Subsidiaries is a party constitute the valid and binding obligation of Parent, Purchaser or Purchaser Subsidiary, as the case may be, constitute or will constitute a valid and binding obligation of each of Parent, Purchaser, Merger Sub and Partnership Merger Sub, as the case may be, enforceable in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(iii) The execution and delivery of the Transaction Documents to which it is a party do not, and the consummation of the transactions contemplated hereby or thereby, and compliance with the provisions hereof or thereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of Parent or Purchaser or any of the Purchaser Subsidiaries under, require the consent or approval of any third-party lender or otherwise result in a material detriment to Parent or Purchaser or any of the Purchaser Subsidiaries under, any provision of (A) the certificate of formation and operating agreement of Parent or Purchaser or any provision of the comparable charter or organizational documents of any of the Purchaser Subsidiaries, (B) any Material Contract applicable to Parent or Purchaser or any of the Purchaser Subsidiaries, the respective properties or assets of Parent or Purchaser, or any guarantee by Parent or Purchaser or any of the Purchaser Subsidiaries, (C) any joint venture or other ownership arrangement or (D) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 2.2(c)(iv) are duly and timely obtained or made, any judgment, order, decree or Law applicable to Parent or Purchaser or any of the Purchaser Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (B), (C) and (D), any such conflicts, violations, defaults, rights, Liens or detriments that, individually or in the aggregate, would not reasonably be expected to materially impair the ability of Parent or Purchaser, Merger Sub or Partnership Merger Sub to perform its obligations hereunder or thereunder or prevent the consummation of any of the transactions contemplated hereby or thereby or result in a Purchaser Material Adverse Effect. For purposes of this Agreement, with respect to Parent, Purchaser and each Purchaser Subsidiary, “Material Contracts” shall mean (i) any loan or credit agreement, indenture, note, bond, debenture or any other document or agreement evidencing a capitalized lease obligation or other Indebtedness to any Person, including any such Indebtedness that may be incurred pursuant to an agreement already executed, other than Indebtedness in a principal amount less than $250,000 in the aggregate, (ii) each ground lease (under which Parent, Purchaser or a Purchaser Subsidiary is lessee), (iii) each material commitment, contractual obligation, borrowing, capital expenditure, agreement to acquire real property, or transaction entered into by Parent, Purchaser or a Purchaser Subsidiary which may result in total payments by or liability of Chateau or any Chateau Subsidiary in excess of $250,000, (iv) contracts or arrangements between Parent, Purchaser or a Purchaser Subsidiary, on the one hand, and any director, officer, employee, equityholder or affiliate of Parent (or any of their respective affiliates), on the other hand; (v) all change in control or similar agreements or (vi) all other contracts and agreements that are material to Parent, Purchaser and the Purchaser Subsidiaries, taken as a whole, or the conduct of the business of Parent, Purchaser and the Purchaser Subsidiaries, taken as a whole, or the absence of which would, in the aggregate, have a Purchaser Material Adverse Effect.

(iv) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required by or with respect to Parent or Purchaser or any of the Purchaser Subsidiaries in connection with the execution and delivery by Parent or Purchaser, Merger Sub or the Partnership Merger Sub of the Transaction Documents to which Purchaser, Merger

Sub or Partnership Merger Sub is a party or the consummation by Purchaser, Merger Sub or Partnership Merger Sub of the transactions contemplated hereby or thereby, except for: (A) the filing with the SEC of such reports under Section 13(a) of the Exchange Act and such other compliance with the Securities Act and the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby; (B) the filing of the Articles of Merger and the Articles of Partnership Merger with, and acceptance for recording of the Articles of Merger by, the Department; and (C) any such consent, approval, order, authorization, registration, declaration, filing or permit that the failure to obtain or make would not reasonably be expected to materially impair the ability of Parent or Purchaser, Merger Sub or Partnership Merger Sub to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby or thereby or result in a Purchaser Material Adverse Effect.

(d) Litigation. There is no suit, action or proceeding pending, or, to the Knowledge of Parent, Purchaser, Merger Sub or Partnership Merger Sub, threatened against or affecting Purchaser or any other Purchaser Subsidiary that would be likely to prevent the consummation of the transactions contemplated by this Agreement.

(e) Financial Condition of Purchaser; Operating Agreements. Parent has provided to Chateau true, complete and correct copies of the audited consolidated financial statements of Parent and Purchaser and the Purchaser Subsidiaries for the fiscal years ended December 31, 2001 and 2002 and unaudited consolidated financial statements of Purchaser and the Purchaser Subsidiaries for the fiscal period ended March 31, 2003, and of the Hometown Operating Agreements. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with applicable requirements of GAAP (subject, in the case of the unaudited financial statements, to normal recurring adjustments, none of which are material), the consolidated financial position of Parent, Purchaser and the Purchaser Subsidiaries as of their respective dates and the consolidated statements of income and the consolidated statements of cash flows of Parent, Purchaser and the Purchaser Subsidiaries for the periods presented therein. Since March 31, 2003, there has not been a material adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of Parent, Purchaser and the Purchaser Subsidiaries taken as a whole.

(f) Transaction Financing. The unfunded portion of the capital commitment to Parent of and approved by the Washington State Investment Board, together with cash and cash equivalents available to Parent and Purchaser, exceeds $800 million. All of such capital commitment is subject to call by the Advisory Board of Parent without the consent or any other action of the Washington State Investment Board or any other third party. Attached hereto as Exhibit D is a description of the Financing contemplated as of the date hereof to be used by Purchaser to complete the Mergers and the other transactions contemplated hereby. Parent, Purchaser, Merger Sub and Partnership Merger Sub will have at Closing all funds necessary to fund their obligations under this Agreement and the other Transaction Documents and shall include a minimum of $500,000,000 of Washington State Investment Board’s capital commitment to Parent.

(g) No Undisclosed Material Liabilities. Except as disclosed in the financial statements referred to in Section 2.2(e), as set forth in Section 2.2(g) of the Purchaser Disclosure Letter or as otherwise would not reasonably be expected to have a Purchaser Material Adverse Effect, there are no liabilities of Parent, Purchaser or any of the Purchaser Subsidiaries, whether accrued, contingent, absolute or determined, other than: (i) liabilities adequately provided for on the balance sheet of Purchaser dated as of December 31, 2002 (including the notes thereto); or (ii) liabilities incurred in the ordinary course of business subsequent to December 31, 2002.

(h) No Default. Except as set forth in Section 2.2(h) of the Purchaser Disclosure Letter, neither Purchaser nor any of the Purchaser Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the certificate of formation or operating agreement of Purchaser or any of the organizational documents of any of the Purchaser Subsidiaries, (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Purchaser or any of the Purchaser Subsidiaries is now a party or by which Purchaser or any of the Purchaser Subsidiaries or any of their respective properties or assets is bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser or any of the Purchaser Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

(i) Interim Operations of the Merger Sub and Partnership Merger Sub. The Merger Sub and Partnership Merger Sub, as of the date of their formations and as of the Effective Time, except for obligations or liabilities incurred in connection with their organization and the transactions, agreements and arrangements contemplated by this Agreement, will have incurred no other material obligations or liabilities and have no assets.

ARTICLE III

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 3.1 Conduct of Business by Chateau and Chateau OP and ROC.

(a) During the period from the date of this Agreement to the Effective Time, Chateau shall, and shall cause each of the Chateau Subsidiaries (including Chateau OP) to use all commercially reasonable efforts to, carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and consistent with past practice and use commercially reasonable efforts to preserve intact (i) its current business organization, goodwill, assets, ongoing businesses, and (ii) Chateau’s status as a REIT within the meaning of the Code. During the period from the date of this Agreement to the Effective Time, Chateau shall, and shall cause each of the Chateau Subsidiaries (including Chateau OP) which has been classified for federal income tax purposes as a partnership to preserve its status as a partnership for federal income tax purposes and not enter into or amend a Limited Partner Tax Agreement. Chateau will promptly deliver to Purchaser true and correct copies of any report, statement, schedule or other document filed with the SEC by Chateau subsequent to the date of this Agreement; and Chateau will promptly notify Purchaser of any litigation pending or threatened having, to the knowledge of Chateau, potential liability to Chateau or any of the Chateau Subsidiaries in excess of $200,000 or any complaint, investigation or hearing, of which Chateau has Knowledge, by a Governmental Entity involving Chateau or any of the Chateau Subsidiaries.

(b) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, except as set forth in Section 3.1(b) of the Chateau Disclosure Letter, as otherwise contemplated by this Agreement or to the extent consented to in writing in advance by Purchaser, Chateau and Chateau OP and each other Chateau Subsidiary shall not engage in, authorize or agree to any of the following:

(i) take any action that would prevent or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of Chateau’s capital stock or the partnership interests, stock or other equity interests in any

Chateau Subsidiary that is not directly or indirectly wholly owned by Chateau, except (1) the authorization and payment of quarterly dividends with respect to the Chateau Common Stock on any quarterly anniversaries of prior dividend record and payment dates in accordance with past practice, and at the same rate per share as the most recent quarterly dividend, (2) at the Closing, in an amount equal to (x) the fraction equal (A) the number of days following the most recent such dividend payment date up to but not including the Closing Date divided by (B) 91.25, multiplied by (y) the same quarterly dividend rate, provided that, with respect to clauses (1) and (2), Chateau shall notify Purchaser in writing of the proposed record date for any such distribution at least 10 days prior to such date, (3) a distribution per OP Unit in the same amount as a dividend per share of Chateau Common Stock permitted pursuant to clauses (1), and (2) above, with the same record and payment dates as such dividends on Chateau Common Stock, (4) quarterly distributions with respect to the Chateau Series A OP Units which are required by the terms of the Chateau OP Agreement, and (5) any distribution (or an increase in a distribution) by Chateau that is the minimum amount necessary for Chateau to maintain REIT status, or avoid the incurrence of any Taxes under Section 857 of the Code, avoid the imposition of any excise Taxes under Section 4981 of the Code; provided, however, that any such distribution or increase referred to in this clause (5) shall reduce the Merger Consideration dollar for dollar, and shall be determined by taking into account that the Common Stock Merger Consideration is a distribution qualifying for the dividends paid deduction under Sections 561 and 562 of the Code, (B) split, combine or reclassify any capital stock, partnership interests or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of such capital stock, partnership interests or other equity interests, or take any similar action described in Section 1.7(d) or Section 1.9(d) or (C) purchase, redeem (except for the redemption of OP Units in accordance with their terms) or otherwise acquire any shares of Chateau’s capital stock or the partnership interests, stock or other equity interests in any Chateau Subsidiary or any options, warrants or rights to acquire, or security convertible into, shares of Chateau’s capital stock or the partnership interests, stock or other equity interests in any Chateau Subsidiary, except to repurchase shares of Chateau Common Stock issued under any Chateau Option Plan or in connection with the use of Chateau Common Stock to pay the exercise price or Tax withholding obligation upon the exercise of a Chateau Option as presently permitted under the Chateau Option Plans;

(iii) issue, deliver, sell or grant any option or other material right in respect of any shares of capital stock, any other voting or redeemable securities (including OP Units or other partnership interests) of Chateau or any Chateau Subsidiary or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or redeemable securities, except (A) to Chateau or a Chateau Subsidiary, (B) as permitted or required under the Chateau OP Agreement in effect of the date hereof, (C) in connection with the exercise of outstanding Chateau Stock Options under the Chateau Option Plan or the exchange of OP Units for shares of Chateau Common Stock, and (D) in connection with conversion of any of Chateau or Chateau OP convertible securities outstanding as of the date hereof;

(iv) amend the Chateau Charter or the Chateau By-laws, the Chateau OP Agreement or any other comparable charter or organizational documents of any Chateau Subsidiary, except as otherwise contemplated by this Agreement;

(v) except as set forth in Section 3.1(b)(v) of the Chateau Disclosure Letter, merge, consolidate or enter into any other business combination transaction with any Person;

(vi) except as set forth in Section 3.1(b)(vi) of the Chateau Disclosure Letter, (A) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or contractual obligation (each, a “Commitment”) for the acquisition of any real property or other transaction (other than any Commitment referred to in Section 3.1(b)(vi) of the Chateau Disclosure Letter) involving nonrefundable deposits; (B) make any capital expenditures, commence construction of, or enter into any Commitment to develop or construct other real estate projects other than any Commitment referred to in or contemplated by Section 3.1(b)(vi) of the Chateau Disclosure Letter, or (C) incur additional Indebtedness or guarantee the Indebtedness of another Person, except under its revolving line(s) of credit and Commitments for Indebtedness incurred in accordance with Section 3.1(b)(vi) of the Chateau Disclosure Letter;

(vii) sell, mortgage, lease, subject to Lien or otherwise encumber or dispose of any of the Chateau Properties, or other assets, or assign or encumber the right to receive income, dividends, distributions and the like or agree to do any of the foregoing, except as referred to in or contemplated by Section 3.1(b)(vii) of the Chateau Disclosure Letter;

(viii) issue or sell any debt securities or warrants or other rights to acquire debt securities of Chateau or any Chateau Subsidiary, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

(ix) except for matters disclosed in Section 3.1(b)(ix) of the Chateau Disclosure Letter, prepay, refinance or amend any existing Indebtedness or make any investments in any other Person in excess of $250,000 in the aggregate;

(x) make or rescind any material election relating to Taxes (unless Chateau reasonably determines that such action is required by Law or necessary to preserve Chateau’s status as a REIT or the partnership status of Chateau OP or any other Chateau Subsidiary which files Tax Returns as a partnership for federal tax purposes); provided, however, that nothing in this Agreement shall preclude Chateau from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code;

(xi) (A) change in any material respect (except as may be required by Law) any of its methods, principles or practices of accounting in effect or (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises relating to Taxes on real property or sales Taxes in an amount not to exceed, individually or in the aggregate, $250,000, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the taxable year ended December 31, 2001, except as may be required by the SEC, changes in applicable Law or GAAP;

(xii) adopt any new employee benefit plan, incentive plan, severance plan, bonus plan, stock option or similar plan, grant new stock appreciation rights or amend any existing Chateau Employee Benefit Plan, or enter into or amend any employment agreement or similar agreement or arrangement or grant or become obligated to grant any increase in the compensation of officers or employees, except such changes as are required by Law;

(xiii) enter into or amend or otherwise modify any material agreement or arrangement with Persons that are Affiliates or, as of the date of this Agreement, are employees or directors of Chateau or any Chateau Subsidiary without prior written notice to Purchaser and the approval of a majority of the “independent” members of the Board of Directors of Chateau;

(xiv) except as otherwise permitted or contemplated by this Agreement, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Chateau or any of the Chateau Subsidiaries;

(xv) fail to use commercially reasonable best efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are a customary for companies engaged in their respective businesses;

(xvi) fail to use commercially reasonable best efforts to comply or remain in compliance with all terms and provisions of any agreement relating to any outstanding Indebtedness of Chateau or any Chateau Subsidiary;

(xvii) enter into any agreement that contains a change of control or similar provision that would be violated by the consummation of the transactions contemplated hereunder (and Chateau shall use its reasonable best efforts to bring about the deletion of any such provision, including any such provision in its existing loan commitments with Archon Financial); or

(xviii) take, permit or cause any action or omission inconsistent with any of the foregoing.

(c) During the period from the date of this Agreement to the Effective Time, Chateau shall, and shall cause each of the Chateau Subsidiaries (including Chateau OP) to, consult and cooperate with Purchaser with respect to all real estate tax reassessments and tax certiorari matters.

Section 3.2 Conduct of Business by Parent and Purchaser.

(a) During the period from the date of this Agreement to the Effective Time, Parent and Purchaser shall, and shall cause each of the Purchaser Subsidiaries to use all commercially reasonable efforts to, carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistently therewith, use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill and ongoing businesses. Parent will promptly notify Chateau of any litigation having, to the knowledge of Parent, potential liability to Parent, Purchaser or any of the Purchaser Subsidiaries in excess of $500,000 or any complaint, investigation or hearing, of which Parent has Knowledge, by a Governmental Entity involving Parent, Purchaser or any of the Purchaser Subsidiaries.

(b) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, except as set forth in Section 3.2(b) of the Purchaser Disclosure Letter, as otherwise contemplated by this Agreement or to the extent consented to by Chateau, which consent shall not be unreasonably withheld, neither Parent nor Purchaser shall engage in or authorize or agree to any of the following:

(i) take any action that would prevent or materially delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents;

(ii) take any action the result of which would require the consent of the Washington State Investment Board to the capital call required in connection with the Financing;

(iii) merge, consolidate or enter into any other business combination transaction with any Person, other than any such transactions in the aggregate less than or equal to $100,000,000;

(iv) except as otherwise permitted or contemplated by this Agreement, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Parent, Purchaser or any of the Purchaser Subsidiaries;

(v) agree in writing or otherwise to take any action inconsistent with any of the foregoing;

(vi) take any action that would be prohibited under the terms of the Partnership Securities were they outstanding from and after the date hereof; and

(vii) take any action that reduces the consolidated net worth of Purchaser to less than $150,000,000.

ARTICLE IV

ADDITIONAL COVENANTS

Section 4.1 Preparation of the Proxy Statement; Stockholders’ Meeting.

(a) As soon as practicable following the date of this Agreement, Chateau shall prepare and file with the SEC a preliminary Proxy Statement (and Chateau shall use its commercially reasonable efforts to so file such preliminary Proxy Statement as promptly as practicable), in form and substance reasonably satisfactory to Parent, with indication of such satisfaction not to be unreasonably withheld or delayed. Each of Chateau and Parent shall use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC for mailing to the Chateau stockholders as promptly as practicable after such filing. Chateau will notify Parent promptly following the receipt by Chateau of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between Chateau or any of its representatives and the SEC with respect to the Proxy Statement. The Proxy Statement shall comply in all material respects with all applicable requirements of the Law. Chateau shall date the Proxy Statement as of the approximate date of mailing to its stockholders and shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders at the earliest practicable date. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, (i) Parent or Chateau, as the case may be, shall promptly inform the other of such occurrences, (ii) Chateau shall prepare and file with the SEC any such amendment or supplement to the Proxy Statement, in a form reasonably satisfactory to Parent, with indication of such satisfaction not to be unreasonably withheld or delayed, (iii) each of Chateau and Parent shall use its commercially reasonable efforts to have any such amendment or supplement cleared for mailing, to the extent necessary, to Chateau stockholders as promptly as practicable after such filing, and (iv) Chateau shall use its commercially reasonable efforts to have any such amendment or supplement mailed to its stockholders at the earliest practicable date. All filings with the SEC, including the Proxy Statement, and all mailings to the Chateau stockholders in connection with the Merger, including the Proxy Statement, shall be subject to the prior review, comment and consent of Parent (not to be unreasonably withheld or delayed). Parent will furnish to Chateau the information relating to it and/or Purchaser required by the Exchange Act to be set forth in the Proxy Statement. Chateau agrees to use its commercially reasonable efforts, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof filed by it and cause such Proxy Statement to be mailed to Chateau’s stockholders at the earliest practicable time. Subject to Sections 4.6 and 6.1, Chateau shall include in the Proxy Statement the recommendations of the Chateau Board of Directors that the Chateau’s stockholders vote in favor of the approval and adoption of this Agreement and the Mergers and other transactions contemplated hereby.

(b) Chateau will, as soon as practicable following the date on which the Proxy Statement is cleared by the SEC, duly call, give notice of, convene and hold the Chateau Stockholder Meeting (but in no event shall such meeting be held sooner than ten days following the date the Proxy Statement is mailed to its stockholders, for the purpose of obtaining the Chateau Stockholder Approval. Subject to Section 6.1, Chateau will, through the unanimous action of its Board of Directors, advise and recommend to its stockholders approval of the Merger and the other transactions contemplated by the Transaction Documents and further covenants that the Proxy Statement will include such recommendation; provided, however, that should a quorum not be obtained at the Chateau Stockholder Meeting, or if fewer shares of Chateau Common Stock than the number required therefor are voted in favor of approval and adoption of the transactions contemplated hereby, the Chateau Stockholder Meeting shall be postponed or adjourned from time to time in order to permit additional time for soliciting and obtaining additional proxies or votes.

Section 4.2 Partner Solicitation Materials; Debt Tender and Consent Solicitation.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent, Purchaser, Chateau and Chateau OP shall prepare certain solicitation materials (the “Partner Solicitation Materials”), which will be used by Purchaser as a private placement memorandum to offer the Partnership Security to the OP Unit Holders and by Chateau and Chateau OP to solicit the Chateau Partner Approval. Such Partner Solicitation Materials shall be prepared by Purchaser, Chateau and Chateau OP in compliance with applicable law and shall include information about Parent and/or Purchaser, a description of the transaction, description of available appraisal rights for OP Unit Holders, the federal income tax consequences of the transaction and other matters that the parties reasonably determine are to be specified therein. The parties shall reasonably cooperate with each other in the preparation of the Partner Solicitation Materials. All Partner Solicitation Materials, and all mailings to the Chateau OP Unit Holders in connection with the Partnership Merger, including the Partner Solicitation Materials, shall be subject to the prior review, comment and consent of Purchaser (not to be unreasonably withheld or delayed). Purchaser will furnish to Chateau the information relating to it and/or Parent required by applicable Law to be set forth in the Partner Solicitation Materials. Chateau shall use its commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to any comments made by any Governmental Entity, if any, with respect to the Partner Solicitation Materials and any preliminary version thereof filed by it and cause such Partner Solicitation Materials to be mailed to OP Unit Holders at the earliest practicable time. Subject to Sections 4.6 and 6.1, Chateau shall include in the Partner Solicitation Materials the unanimous recommendations of the Chateau and ROC Board of Directors that OP Unit Holders vote in favor of the approval and adoption of this Agreement and the Partnership Merger, and other transactions contemplated hereby.

(b) Subject to Sections 4.6 and 6.1, Chateau and ROC shall seek the written consents and approvals of the OP Unit Holders and Series A Unit Holders to the Chateau Partner Approval and recommend to the OP Unit Holders approval of such matters, and include such recommendation in the Partner Solicitation Materials.

(c) As promptly as reasonably practicable following the date of this Agreement, Parent shall prepare a form of election in form and substance reasonably acceptable to Chateau and Chateau OP (the “Form of Election”), pursuant to which each Eligible OP Unit Holder (as defined below) will specify (an “Election”) (A) the number of OP Units (which must equal or exceed 5,500 OP Units, or 3,500 OP Units, as applicable) which it desires to have converted into the right to receive the Partnership Security and (B) the number of OP Units which it desires to have converted into the right to receive cash in the Partnership Merger. In order to be eligible to elect to receive the Partnership Security in the Partnership Merger, an OP Unit Holder must, in Parent’s reasonable judgment: qualify as an “accredited investor” under the Securities Act; provided, however, that if in Purchaser’s reasonable judgment (after being advised by outside counsel), based on Purchaser’s (and such counsel’s) review of such OP Unit Holder’s responses to the Form of Election and such other customary matters as are reasonably taken into account by Parent and its counsel, such OP Unit Holder would not be eligible as a result of any action or inaction taken by such OP Unit Holder or any of its affiliates or Representatives, or as a result of the status or attributes of such OP Unit Holder or any of its affiliates or Representatives, to continue as a limited partner of the Surviving Partnership in accordance with this Agreement without registration of such holder’s OP Units or the offer or sale of Partnership Securities to such holder under applicable securities Laws or state securities or blue sky laws, such OP Unit Holder shall have no right to make an Election hereunder, and provided further that in no event shall any such holder of OP Units have a right to make an Election hereunder if the effect of issuing Partnership Securities to such holder would be to result in the issuance of Partnership Securities to more than 98 partners for purposes of Treasury Regulation 1.7704-1(h) (it being understood and agreed that for purposes of this limitation, holders of OP Units seeking to make an Election shall be evaluated and disallowed from making such an Election based upon the number of OP Units held by such holders, with the holder of the smallest number of OP Units being excluded first, and then the holder of the second smallest number of OP Units, and so forth until the condition in this proviso has been satisfied). Any determinations made by Parent pursuant to the provisions of this Section 4.2(c) shall be made by Parent only after being advised by outside counsel and taking into account any opinion of counsel from Clifford Chance US LLP or any counsel to any of the OP Unit Holder(s) who have submitted a Form of Election, and only after allowing the relevant OP Unit Holder(s) an opportunity to amend, correct or cure any matter arising in connection the Election or the Form of Election. For purposes hereof “Eligible OP Unit Holder” means (x) an OP Unit Holder beneficially owning and electing to convert at least 5,500 OP Units, or (y) any group of affiliated OP Unit Holders beneficially owning and electing to convert at least 5,500 OP Units in the aggregate, and who arrange that that all of such OP Units and the Partnership Securities to be received in respect thereof in accordance herewith will be owned and held within one newly formed entity which will become a single limited partner of the Surviving Partnership (any such entity, a “Participating OP Holder Vehicle” ), or (z) any group of unaffiliated OP Unit Holders beneficially owning and electing to convert at least 3,500 OP Units individually, and who arrange that that all of such OP Units and the Partnership Securities to be received in respect thereof in accordance herewith will be owned and held within a Participating OP Holder Vehicle, and provided that there shall be only one such Participating OP Holder Vehicle permitted to participate pursuant to this clause (z).

(d) The Partnership Security shall have the terms set forth on Exhibit C hereto (the “Partnership Security Terms”), reasonably acceptable to Parent and Chateau. Any OP Unit Holder electing option (A) as provided in Section 4.2(c) must also agree to become a party to the Limited Partnership Agreement of the Surviving Partnership and, at its election, may become a party to the Tax Protection Agreement in substantially the form attached hereto as Exhibit E (the “Tax Protection Agreement“). Chateau shall have the right to complete Schedule 1 to the Tax Protection Agreement and to allocate up to $200,000,000 of Protected Amounts (as defined in the Tax Protection Agreement) to the Contributing OP Unit Holders, and to complete Schedules 2(a) and 2(b) to the Tax Protection Agreement to allocate the “Aggregate 704(c) Amount” (which may not exceed $97,000,000) with respect to the properties identified thereon and to the “Partner’s Share of 704(c) Amount” among the Continuing OP Unitholders. Parent shall cause any Subsidiary of Parent identified on the signature page of the Tax Protection Agreement to, and Chateau OP to, become a party to the Tax Protection Agreement.

(e) Concurrently with the mailing of the Proxy Statement to Chateau stockholders, Parent shall mail Forms of Election to OP Unit Holders, together with the Partner Solicitation Materials. An election to subscribe for the Partnership Securities shall be effective only if a properly executed Form of Election is received by Parent prior to 5:00 p.m., Eastern Standard Time, on the second business day preceding the Chateau Stockholder Meeting. If an OP Unit Holder fails to return a duly completed Form of Election within the time period specified above and does not duly perfect its appraisal rights pursuant to the MRULPA, such OP Unit Holder shall be deemed to have elected to receive cash upon the conversion of its OP Units in the Partnership Merger. Parent and Chateau by mutual agreement shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity of Forms of Election and the issuance and delivery of Partnership Securities in the Partnership Merger. Parent shall, in its reasonable discretion, determine whether a Form of Election has been properly completed, signed and submitted or revoked.

(f) Purchaser covenants and agrees that, concurrently with the Closing, it will cause the Surviving Partnership to enter into, with each OP Unit Holder who validly elects to receive Partnership Securities in the Partnership Merger, the Limited Liability Company Agreement of the Surviving Partnership, and will reasonably cooperate with such OP Unit Holders so that such OP Unit Holders become members of Purchaser and enjoy the full rights and benefits of the Partnership Securities.

(g) In the event Purchaser, directly or indirectly, desires to make one or more tender offers or consent solicitations with respect to any or all of the outstanding Indebtedness of Chateau or any of the Chateau Subsidiaries (collectively, the “Debt Offer“), Chateau and each Chateau Subsidiary shall reasonably cooperate with Purchaser in the preparation of such offer or consent solicitation and forms of the related letter of transmittal and summary advertisement, as well as all other solicitations, information and exhibits (collectively, the “Debt Offer Documents“), and shall otherwise reasonably cooperate with Purchaser in connection with the Debt Offer. Each of Purchaser and Chateau and each Chateau Subsidiary agrees promptly to correct any information provided by it for use in the Debt Offer Documents if and to the extent that it shall have become false or misleading in any material respect.

(h) The parties shall reasonably cooperate with each other with respect to the matters set forth in this Section 4.2, and intend that the offer of the Partnership Security shall be conducted as a private placement, exempt from the registration requirements of the Securities Act.

Section 4.3 Access to Information; Confidentiality. Chateau shall, and shall cause each of the Chateau Subsidiaries to, afford to Parent and its officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access upon reasonable prior notice and during normal business hours during the period prior to the Effective Time to all its properties (including for the purpose of conducting Phase I environmental assessments and such other environmental testing as shall be deemed desirable by Purchaser or its mortgage lender), books, contracts, commitments, personnel and records and, during such period, Chateau shall, and shall cause each of the Chateau Subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request. No investigation under this Section 4.3 or otherwise shall affect any of Chateau’s representations or warranties contained in this Agreement or any condition to the obligations of the parties under this Agreement. Each of Chateau and Parent will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information in confidence to the extent required by, and in accordance with, and will comply with the provisions of the letter agreement between Chateau and Purchaser dated as of April 22, 2003 (the “Confidentiality Agreement”).

Section 4.4 Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent and Chateau agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger, the Partnership Merger and the other transactions contemplated by the Transaction Documents, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary or desirable to obtain an approval, waiver or exemption from any

Governmental Entity, (ii) the obtaining of all necessary consents, approvals, waivers or exemption from non-governmental third parties; and (iii) the execution and delivery of any additional instruments necessary or desirable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In addition, each of Parent and Chateau agrees to use their reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger, this Agreement or the transactions contemplated by the Transaction Documents, including seeking to have any stay, temporary restraining order, injunction, or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Transaction Documents entered by any court or other Governmental Entity vacated or reversed. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of Chateau and Purchaser shall take all such necessary action. From the date of this Agreement through the Effective Time, Chateau shall timely file, or cause to be filed, with the SEC all Chateau SEC Documents required to be so filed. Chateau shall take all necessary actions to make Affiliates of Purchaser the managing member or managing members, or general partner or general partners, as the case may be, of the Surviving Company and the Surviving Partnership.

Section 4.5 Tax Treatment.

(a) Purchase Price Allocation. On or prior to the Closing Date, Purchaser shall, with the consent of Chateau and Chateau OP (each such consent not to be unreasonably withheld), reach agreement as to the manner in which the consideration to be paid pursuant to this agreement, together with any assumed liabilities (the “Allocable Consideration”) shall be allocated among the assets of Chateau and Chateau OP. Such allocation shall be made in the manner required by Section 1060 of the Code and the regulations promulgated thereunder. In making such allocation the fair market values as reasonably determined by the parties shall apply. Chateau, Chateau OP and Purchaser hereby agree that IRS Form 8594 will be timely filed based on such fair market values, except as may be required by a Determination.

(b) Tax Treatment of the Merger. Except as may be required by a Determination, the parties shall treat the Merger for all income tax purposes as a taxable purchase of assets by Purchaser in exchange for the allocable Merger Consideration for all income tax purposes, and a liquidating distribution of the Common Stock Merger Consideration to the shareholders of Chateau within the meaning of Section 562(b)(1) of the Code, including filing Chateau final Tax Returns consistent with such treatment, and no party shall take any position inconsistent with such treatment.

(c) Tax Treatment of the Partnership Merger. Except as may be required by a Determination, the parties shall treat the Partnership Merger, for all income tax purposes as (i) a sale by the Selling OP Unit Holders of their OP Units in Chateau OP to Purchaser in exchange for cash (and ii) for Continuing OP Unit Holders a tax-deferred exchange of their former partnership interest in Chateau OP for Partnership Securities, including filing Chateau OP Tax Returns consistent with such treatment, and no party shall take any position inconsistent with such treatment. For Continuing OP Unit Holders, the Partnership Merger shall be treated as a tax-deferred contribution of the OP Units in exchange for partnership securities under Section 721 of the Code.

(d) Consistency Required. Neither Purchaser nor Chateau will take (or permit its Affiliates to take) any action following the Closing that is inconsistent with Chateau’s status as a REIT for any period, except as may be required by a Determination.

Section 4.6 No Solicitation of Transactions.

(a) Subject to Section 6.1, during the term of this Agreement, Chateau shall not, and shall not authorize or permit, directly or indirectly, any officer, director, employee, agent, investment banker, financial advisor, consultant, attorney, accountant, broker, finder or other representative (each, a “Representative”) of Chateau or any of its Affiliates to, directly or indirectly, (i) initiate, solicit, encourage or facilitate (including by way of furnishing or disclosing nonpublic information or furnishing assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, or with respect to, any Competing Transaction (as defined herein), (ii) explore, enter into, maintain, or continue discussions or otherwise negotiate with any Person (other than Purchaser or Purchaser’s Affiliates or their respective Affiliates’ Representatives) in furtherance of such inquiries, proposal or action, or to obtain or otherwise with respect to a Competing Transaction, or (iii) enter into any agreement, arrangement or understanding requiring or causing Chateau or any of its Affiliates to abandon, terminate or fail to consummate the Mergers or the other transactions contemplated by this Agreement and the other Transaction Documents.

(b) Subject to Section 6.1, Chateau Board of Directors shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, its recommendations in favor of the Mergers, or (ii) approve or recommend, or propose publicly to approve or recommend, any Competing Transaction.

(c) For purposes of this Agreement, a “Competing Transaction” shall mean any inquiry, offer or proposal regarding any of the following (other than the transactions expressly provided for in this Agreement) involving Chateau or any Chateau Subsidiary: (i) any merger, consolidation, share exchange, recapitalization, business combination, reclassification, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of Chateau and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for 50% or more of the outstanding shares of Chateau or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Section 4.7 Public Announcements. Chateau and Parent shall consult with each other before issuing, or permitting their respective Affiliates to issue, any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by the Transaction Documents and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or the applicable rules of any stock exchange if it has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement (the form and substance of which Chateau and Parent shall mutually agree to in advance) of the transactions contemplated by the Transaction Documents no later than (i) the close of trading on the New York Stock Exchange on the day this Agreement is signed, if such signing occurs during a business day or (ii) the opening of trading on the New York Stock Exchange on the business day following the date on which this Agreement is signed, if such signing does not occur during a business day.

Section 4.8 Transfer and Gains Taxes. Purchaser shall, with Chateau’s good faith, cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement (together, with any related interests, penalties or additions to Tax, “Transfer and Gains Taxes”). From and after the Effective Time, Purchaser shall pay or cause to be paid all Transfer and Gains Taxes without deductions withheld from any amounts payable to the holders of the shares of Chateau Commons Stock or the OP Units.

Section 4.9 Employee Arrangements.

(a) Chateau Severance Agreements. Following the Closing Date, Purchaser shall honor, and shall cause the Purchaser Subsidiaries to honor, in accordance with their terms all Chateau Severance Agreements. Without limiting the generality of the foregoing, Purchaser expressly agrees that the Merger shall constitute a change of control under the Chateau Severance Agreements listed in Section 4.9(a) of the Chateau Disclosure Letter. In addition, Purchaser expressly agrees that in the event that any Person who is party to a Chateau Severance Agreement listed on Section 4.9(a) of the Chateau Disclosure Letter is offered continued employment with Purchaser and its affiliates after the Closing and such Person accepts such continued employment, Purchaser shall pay to such Person, in equal monthly installments over a four-month period following the Closing Date, the aggregate benefits to which such Person would be entitled to receive under his or her respective Chateau Severance Agreement following a Termination in connection with a change of control (as defined therein a “Termination Event”), in satisfaction of such Person’s rights and benefits under such Chateau Severance Agreement; provided, however, that if, following the Closing Date and prior to the expiration of the four-month period after the Closing Date, the employment of such Person with Purchaser is terminated by Purchaser, Purchaser shall pay to such Person on the date of such termination of employment all of the remaining installment payments due to such Person under such Chateau Severance Agreement.

(b) Benefit Plans. Upon and after the Effective Time, for a period of no less than two years, Purchaser (or its successors or assigns) shall provide benefits to the employees of Chateau that are no less favorable in the aggregate to such employees of Chateau than those provided to other similarly situated employees of Purchaser at any applicable time after the termination of the benefits provided to such employees of Chateau and the Chateau Subsidiaries. With respect to any benefit plan of Purchaser which is an “employee benefit plan” as defined in Section 3(3) of ERISA and any other service based benefits (including vacations) in which the employees of Chateau may participate, (A) solely for purposes of determining eligibility to participate, vesting and entitlement to benefits but not for purposes of accrual of benefits (except in the case of accrued vacation, sick or personal time), service with Chateau or any Chateau Subsidiary shall be treated as service with Purchaser; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits under both a Chateau Employee Benefit Plan and a benefit plan of Purchaser (or is not otherwise recognized for such purposes under the benefit plans of Purchaser) and (B) Purchaser shall credit the amount of any copayments and deductibles incurred by such employee under any such similar plan during the calendar year prior to the Effective Time. Without limiting the generality of the foregoing, Purchaser shall not treat any Chateau employee as a “new” employee for purposes of any exclusions under any health or similar plan of Purchaser for a pre-existing medical condition, and will make appropriate arrangements with its insurance carrier(s) to ensure such result. As of the Effective Time, Purchaser shall make, or cause Chateau to make, all employer matching (whether or not otherwise discretionary) and profit sharing contributions (whether or not otherwise discretionary) accrued as of the Effective Time by Chateau to its 401(k) Profit Sharing Plan with respect to compensation earned by participants prior to and through the Effective Time, and any conditions to the making of such contributions requiring continued service after the Effective Time shall be waived; provided, that the amount required to be so contributed as employer matching contributions shall not exceed (i) $347,000 times (ii) the Fraction (as defined in the next sentence); and provided, further, that the amount required to be so contributed as profit sharing contributions shall not exceed (i) $514,000 times (ii) the Fraction. For these purposes, the Fraction means

(A) the number of days from January 1, 2003 through the date on which the Effective Time occurs, inclusive, divided by (B) 365.

Section 4.10 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, demand, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, demand, proceeding or investigation in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time (each, a “Claim”), a director or officer of Chateau (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to the fact that he is or was a director, officer, employee, fiduciary or agent of Chateau, or is or was serving at the request of Chateau as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise. It is understood and agreed that Chateau shall indemnify and hold harmless, and after the Effective Time the Surviving Company, the Surviving Partnership, Parent and Purchaser shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement (with Purchaser’s prior written consent, not to be unreasonably withheld or delayed) in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, demand, proceeding or investigation (whether asserted or arising before or after the Effective Time), (A) Chateau, and the Surviving Company, the Surviving Partnership, Parent and Purchaser after the Effective Time, shall promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law, subject to the provision by such Indemnified Party of such affirmation as may be required under applicable Maryland law and of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled to such amounts, (B) the Indemnified Parties may retain one counsel satisfactory to them and reasonably approved by Purchaser, and Chateau, and the Surviving Company, the Surviving Partnership, Parent and Purchaser after the Effective Time, shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties within 30 days after statements therefor are received (and no other fees and expenses of counsel shall be payable or reimbursable pursuant to this Section), and (C) Chateau, the Surviving Company and Purchaser will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, however, that the Surviving Company and Purchaser shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 4.10, upon learning of any such claim, action, suit, demand, proceeding or investigation, shall notify promptly Chateau and, after the Effective Time, the Surviving Company and Purchaser, thereof; provided that the failure to so promptly notify shall not affect the obligations of Chateau, the Surviving Company and Purchaser except and only to the extent such failure to so promptly notify prejudices such party.

(b) Purchaser and the Merger Sub agree that all rights to indemnification existing in favor of, and all limitations of the personal liability of, the directors, officers, employees and agents of Chateau and the Chateau Subsidiaries provided for in the Chateau Charter or Chateau By-laws as in effect as of the date hereof with respect to matters occurring prior to the Effective Time, including the Merger, shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claims asserted or made within such period shall continue until the disposition of such Claim. Prior to the Effective Time, Chateau shall purchase an extended reporting period endorsement under Chateau’s existing directors’ and officers’ liability insurance coverage for Chateau’s directors and officers, in a form reasonably acceptable to Chateau which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable on the whole to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by Chateau; provided, however, that in no event shall Purchaser or its affiliates be required to expend more than an aggregate amount equal to 500% of the most recent annual premium paid by Chateau (which amount under the current policy is set forth in Section 4.10 of the Chateau Disclosure Letter), whether expended over time or paid in a lump sum or otherwise, to maintain or procure insurance coverage pursuant to this Section 4.10; and, provided, further that if the annual premiums of such insurance coverage exceed such amount, Purchaser shall be obligated to obtain or to cause to be obtained a policy with the greatest coverage available for a cost not exceeding such amount.

(c) This Section 4.10 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Purchaser, Chateau and the Surviving Company. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 4.10.

(d) In the event that Purchaser or the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person or entity and shall not be the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser and the Surviving Company, as the case may be, assume the obligations set forth in this Section 4.10.

Section 4.11 Assistance. From and after the date of this Agreement, if Purchaser requests, Chateau and the Chateau Subsidiaries shall cooperate, and shall use their commercially reasonable efforts to cause Chateau’s attorneys, accountants and other representatives to cooperate, in all reasonable respects in connection with any financing efforts (including the refinancing or assumption of existing Indebtedness) of Purchaser or its Affiliates (including providing reasonable assistance in the preparation of one or more offering circulars, private placement memoranda, registration statements or other offering documents relating to debt or equity financing) and any other filings that may be made by Purchaser or its Affiliates, including, if applicable, with the SEC, all at the sole expense of Purchaser (or its Affiliates). Chateau shall reasonably cooperate with Purchaser and the Merger Sub and the Partnership Merger Sub in obtaining surveys, title commitments or policies, engineering reports, estoppel certificates, environmental reports and appraisals with respect to the Chateau Properties and in otherwise satisfying any of Purchaser’s mortgage lenders’ requirements (it being understood that such activities shall be conducted at Purchaser’s expense) or the requirements of any of Chateau’ or Chateau Subsidiaries’ existing mortgage lenders.

Section 4.12 Proxy Solicitor. Chateau shall engage D.F. King as its proxy solicitor to assist in the solicitation of proxies from stockholders relating to the Chateau Stockholder Approval and the approval of the OP Unit Holders in connection with the Chateau Partner Approval.

Section 4.13 Resignations. Upon the written request of Purchaser, (i) Chateau shall cause any or all of the directors (or persons occupying similar positions in any limited liability company or other entity) and/or officers of Chateau and each Chateau Subsidiary to resign or be removed or, as to officers, to resign or be terminated, effective as of the Closing.

Section 4.14 Information Supplied. None of Chateau, Chateau OP, Parent or Purchaser shall supply information for inclusion or incorporation by reference in the Proxy Statement that will, at the date mailed to Chateau stockholders, at the time of the Chateau Stockholder Meeting or at the Effective Time,

contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of Chateau, Chateau OP, Parent or Purchaser shall supply information for inclusion or incorporation by reference in the Partner Solicitation Materials that will, at the date mailed to OP Unit Holders or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Chateau or Chateau OP or the other Chateau Subsidiaries, or with respect to other information supplied by Chateau or Chateau OP for inclusion in the Proxy Statement or the Partner Solicitation Materials, as the case may be, shall occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Partner Solicitation Materials, Chateau or Chateau OP, as the case may be, shall so describe such event, and shall promptly file such amendment or supplement (if required to be filed) with the SEC.

Section 4.15 ROC Restructuring. Prior to the Merger and as a condition to its consummation, Chateau shall cause ROC to merge with and into Chateau with Chateau being the surviving company in such merger, and the sole merger consideration in such merger received by the stockholders of ROC shall be Chateau Common Stock. The maximum aggregate amount of Chateau Common Stock to be issued in such merger (other than Chateau Common Stock issued to Chateau, which Chateau Common Stock so issued to Chateau shall be cancelled in such merger for no consideration) shall be no more than 1,000 shares of Chateau Common Stock.

Section 4.16 Required Financing. Purchaser and Parent agree to arrange the Financing (as defined herein) and to satisfy the conditions set forth in the Financing Agreements. Purchaser shall keep Chateau informed of the status of its arrangements with respect to the Financing. Purchaser shall provide written notice to Chateau within 24 hours of any material developments affecting the status of the Financing.

Section 4.17 Tax Sharing Arrangements. Any and all existing Tax sharing or similar arrangements (whether or not written) binding Chateau or any Chateau Subsidiary shall be terminated immediately prior to the Closing. After the Closing, neither Chateau nor any Chateau Subsidiary (including Chateau OP) shall have any rights or liabilities thereunder.

Section 4.18 Further Assurance Regarding Florida Statute. Chateau and the Chateau Subsidiaries shall at any time prior to Closing deliver an affidavit in form and substance reasonably acceptable to Purchaser satisfying the requirements of Florida Statutes Section 723.071 and 723.072 to the effect that neither Chateau nor any of the Chateau Subsidiaries has engaged in an “offer” or solicited an offer for the assets that are the subject of these transaction.

ARTICLE V

CONDITIONS PRECEDENT

Section 5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Chateau and Purchaser to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholders Approval. The Chateau Stockholder Approval shall have been obtained.

(b) OP Unit Holder Approval. The Chateau Partner Approval shall have been obtained.

(c) No Injunctions or Restraints. No temporary restraining order, statute, rule, regulation, decree, ruling, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition enacted, entered, promulgated, issued or enforced by any Governmental Entity preventing the consummation of the Merger or any of the other transactions or agreements contemplated by the Transaction Documents shall be in effect.

(d) Other Approvals. All consents, approvals, permits and authorizations required to be obtained from any Governmental Entity as indicated in Section 2.1(d)(iii) of the Chateau Disclosure Letter in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby or thereby shall have been made or obtained (as the case may be).

Section 5.2 Conditions to Obligations of Parent and Purchaser. The obligations of Parent and Purchaser to effect the Mergers and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the following conditions, any one or more of which may be waived by Parent and Purchaser:

(a) Representations and Warranties. Each of the representations and warranties of Chateau, Chateau OP and ROC set forth in this Agreement shall be true and correct (without giving effect to any materiality, Chateau Material Adverse Effect or any similar qualification or limitation in any representation and warranty (any such qualification or limitation, a “Chateau Materiality Qualifier“)) as of the date of this Agreement and on and as of the Closing Date, as though made on and as of the Closing Date (except to the extent any representation or warranty is expressly limited by its terms to a specified date, the accuracy of which will be determined as of such specified date), except where the failure of such representations and warranties in the aggregate to be true and correct (without giving effect to any Chateau Materiality Qualifier) would not or would not reasonably be likely to have a Chateau Material Adverse Effect.

(b) Performance of Obligations of Chateau. Chateau OP, Chateau and ROC shall have performed or complied with all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time that are subject to a Chateau Materiality Qualifier, and shall have performed or complied with in all material respects all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time that are not so subject to a Chateau Materiality Qualifier, and Purchaser shall have received a certificate signed on behalf of Chateau by the Chief Executive Officer and the Chief Financial Officer of Chateau to such effect.

(c) Material Adverse Change. Since the date of this Agreement, no Chateau Material Adverse Effect shall have occurred. Purchaser shall have received a certificate signed on behalf of Chateau by the Chief Executive Officer and the Chief Financial Officer of Chateau to such effect.

(d) Opinion Relating to REIT and Partnership Status. Purchaser shall have received an opinion dated as of the Closing Date of Clifford Chance US LLP, in a form and substance reasonably satisfactory to Purchaser, regarding (a) the qualification of Chateau as a REIT under the Code and (b) the classification of Chateau OP as a partnership and not as a publicly traded partnership within the meaning of Section 7704(b) of the Code for federal income tax purposes. For purposes of such opinion, Clifford Chance US LLP may rely on (in addition to customary exceptions, qualifications assumptions and representations for opinions of this type) assumptions to the effect that (A) Chateau will satisfy its REIT distribution requirements for its final taxable year (as a result of the Merger or otherwise), and (B) no action will be taken following the Merger that is inconsistent with Chateau’s status as a REIT for any period prior to the Merger.

(e) Consents. All consents and waivers from third parties necessary, set forth in Section 5.2(e) of the Chateau Disclosure Letter in connection with the consummation of the Merger and the other transactions contemplated by the Transaction Documents shall have been obtained, other than such consents and waivers from third parties, which, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a Chateau Material Adverse Effect.

(f) FIRPTA Certificates. Purchaser shall have received a FIRPTA Certificate signed on behalf of Chateau by the Chief Executive Officer and the Chief Financial Officer of Chateau.

Section 5.3 Conditions to Obligations of Chateau. The obligations of Chateau OP, Chateau and ROC to effect the Mergers and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the following conditions, any one or more of which may be waived by Chateau:

(a) Representations and Warranties. Each of the representations and warranties of Parent, Purchaser set forth in this Agreement shall be true and correct (without giving effect to any materiality, Purchaser Material Adverse Effect or any similar qualification or limitation in any representation and warranty (any such qualification or limitation, a “Purchaser Materiality Qualifier“)) as of the date hereof and on and as of the Closing Date, as though made on and as of the Closing Date (except to the extent any representation or warranty is expressly limited by its terms to a specified date, the accuracy of which will be determined as of such specified date), except where the failure of such representations and warranties to be in the aggregate true and correct (without giving effect to any Purchaser Materiality Qualifier) would not or would not reasonably be likely to have a Purchaser Material Adverse Effect, and Chateau shall have received a certificate signed on behalf of Purchaser by a duly authorized representative of Purchaser, in such capacity, to such effect.

(b) Performance of Obligations of Purchaser. Parent, Purchaser, Merger Sub and Partnership Merger Sub shall have performed or complied with all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time that are subject to a Purchaser Materiality Qualifier, and shall have performed or complied with in all material respects all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time that are not so subject to a Purchaser Materiality Qualifier, and Chateau shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer and the Chief Financial Officer of Purchaser to such effect.

(c) Material Adverse Change. Since the date of this Agreement, there shall have occurred no Purchaser Material Adverse Effect. Chateau shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer and Chief Financial Officer of Purchaser to such effect.

(d) Opinion Relating to Partnership Status. Chateau shall have received a written opinion of Wachtell, Lipton, Rosen & Katz or Pircher, Nichols & Meeks addressed to the OP Unit Holders, dated as of the Closing Date, in a form and substance reasonably satisfactory to Chateau, regarding the classification of Parent and Purchaser either as a disregarded entity or as a partnership and not as an association taxable as a corporation for federal income tax purposes. For purposes of such opinion, Wachtell, Lipton, Rosen & Katz or Pircher, Nichols & Meeks may rely on customary exceptions, qualifications, assumptions and representations for opinions of this type.

ARTICLE VI

BOARD ACTIONS

Section 6.1 Board Actions. Notwithstanding Section 4.6 or any other provision of this Agreement to the contrary, prior to the Effective Time:

(a) In the event that after the date hereof, Chateau or any Representative of Chateau or any of its Affiliates receives an unsolicited bona fide written inquiry or proposal from a third party with respect to a Competing Transaction, Chateau shall notify Purchaser orally and in writing (as promptly as practicable but in any event within 24 hours) of all of the relevant details relating thereto (including the identity of the parties, price and other terms thereof), including any modification, amendment or change in respect thereto, including relating to a Competing Transaction, and shall promptly furnish to Purchaser in writing a copy of any inquiry or proposal in addition to any information provided to or by any third party relating thereto. Chateau may furnish information to, or enter into discussions or negotiations with, such third party if, and only to the extent that, (A) the Board of Directors of Chateau after consultation with and having considered the advice of independent legal counsel, determines in good faith that (x) such Competing Transaction would, if consummated, constitute a Superior Competing Transaction (as defined herein), and (y) such action is necessary for the directors of Chateau to comply with their legal duties to Chateau’s stockholders and OP Unitholders under applicable Law and (B) prior to taking such action, Chateau (x) provides reasonable notice to Purchaser (but in any event no later than 36 hours before taking such action) to the effect that it is taking such action and (y) receives from such third party an executed confidentiality or standstill agreement in reasonably customary form, the terms of which, as applicable to such third party, in any event are at least as stringent as those applicable to Purchaser in the Confidentiality Agreement. Before providing any information to or entering into discussions or negotiations with any third party in connection with a Competing Transaction by such third party to the extent permitted pursuant to the immediately preceding sentence, Chateau shall notify Purchaser of any Competing Transaction (including the material terms and conditions thereof and the identity of the person making it) as promptly as practicable after its receipt thereof (and in any event, no later than 24 hours from receipt), and shall provide Purchaser with a copy of any written Competing Transaction or amendments or supplements thereto, and shall thereafter promptly inform Purchaser of the status of any discussions or negotiations with such a third party, and any material changes to the terms and conditions of such Competing Transaction, and shall promptly give Purchaser a copy of any information delivered to such third party that has not previously been reviewed by Purchaser. Immediately after the execution and delivery of this Agreement, Chateau will, and will cause its subsidiaries and affiliates, and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Competing Transaction. Chateau agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.1(a). Chateau shall keep Purchaser fully apprised of the status (including amendments and proposed amendments) of any proposal relating to a Competing Transaction on a current basis, including promptly providing to Purchaser copies of any written communications between Chateau and any Person relating to a Competing Transaction.

(b) Notwithstanding Section 4.6 or any other provision of this Agreement to the contrary, but subject to this Section 6.1(b), the Board of Directors of Chateau may, provided that it gives Purchaser five full business days’ prior written notice of its intention to do so, withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, its approval or recommendation of this Agreement or the Mergers, may approve or recommend a Competing Transaction (or amendment or supplement thereto), or cause Chateau or Chateau OP to enter into an agreement with respect thereto, if and only to the extent that, the Board of Directors of Chateau, after consultation with and having considered the advice of independent legal counsel and an investment bank of nationally recognized reputation, determines in good faith (after taking into account any proposal that may have been made by Purchaser at such time) that (x) a bona fide written proposal from a third party for a Competing Transaction received after the date hereof that was not, directly or indirectly, initiated, solicited or encouraged or knowingly facilitated by Chateau or any Chateau Subsidiary or their respective Representatives is more favorable to the stockholders of Chateau and the holders of the OP Units than the transactions contemplated by this Agreement, and is reasonably capable of being consummated, and (y) such action is necessary for the directors of Chateau to comply with their legal duties to the Chateau stockholders and OP Unitholders under applicable Law (a “Superior Competing Transaction”). Any such withdrawal or modification of the recommendation shall not change the approval of the Chateau Board of Directors for purposes of causing any Takeover Statute or other state Law to be inapplicable to the transactions contemplated hereby. For purposes of this Section 6.1(b), a Competing Transaction shall exclude any financing or refinancing transaction.

(c) Nothing contained in this Section 6.1 shall prohibit Chateau from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Chateau stockholders which, in the good faith reasonable judgment of the Board of Directors of Chateau, based on the advice of independent legal counsel, is required under applicable Law.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. Subject to Section 7.2, this Agreement may be terminated at any time prior to the filing of the Articles of Merger with the Department, whether before or after the Chateau Stockholder Approval is obtained:

(a) by mutual written consent duly authorized by the Advisory Board of Purchaser and the Board of Directors of Purchaser and Chateau;

(b) by Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of Chateau, Chateau OP or ROC set forth in this Agreement, or if any representation or warranty of Chateau shall have become untrue, in either case such that the conditions set forth in Section 5.2(a) or (b), as the case may be, would be incapable of being satisfied by December 31, 2003 (as otherwise extended by mutual written agreement by Chateau and Purchaser, the “Outside Date”);

(c) by Chateau, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser set forth in this Agreement, or if any representation or warranty of Parent or Purchaser, shall have become untrue, in either case such that the conditions set forth in Section 5.3(a) or (b), as the case may be, would be incapable of being satisfied by the Outside Date;

(d) by either Purchaser or Chateau, if any judgment, injunction, order, decree or action by any Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable;

(e) by either Purchaser or Chateau, if the Mergers shall not have been consummated before the Outside Date; provided, however, that a party that has materially breached a representation, warranty or covenant of such party set forth in this Agreement and not cured such breach by the Outside Date shall not be entitled to exercise its right to terminate under this Section 7.1(e);

(f) by Purchaser if, upon a vote at a duly held Chateau Stockholder Meeting, the Chateau Stockholder Approval shall not have been obtained, as contemplated by Section 4.1(a), or if the Chateau Partner Approval shall not have been obtained, as contemplated by Section 4.2;

(g) by Chateau, if the Board of Directors of Chateau shall have otherwise fully complied with the terms of this Agreement, including pursuant to Section 6.1, but shall have withdrawn, modified or qualified in any manner adverse to Purchaser its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, a Superior Competing Transaction; or

(h) by Purchaser, if (i) prior to the approval of this Agreement at the Chateau Stockholder Meeting, the Board of Directors of Chateau shall have withdrawn or modified in any manner adverse to Purchaser its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, any Competing Transaction, (ii) Chateau or Chateau OP shall have entered into any agreement with respect to any Competing Transaction, or (iii) the Board of Directors of Chateau shall have resolved to do any of the foregoing.

A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision in this Section 7.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 7.1 for any such termination.

Section 7.2 Expenses.

(a) Except as otherwise specified in this Section 7.2 or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense.

(b) Chateau agrees that if this Agreement shall be terminated pursuant to Section 7.1(b) or 7.1(f) (and in the case of any such termination, Purchaser has not materially breached its representations and warranties or covenants (or has cured any such breach prior to the date of the Chateau Stockholder Meeting)), then Chateau will pay to Purchaser, or as directed by Purchaser, an amount equal to the Purchaser Break-Up Expenses (as defined herein). Chateau also agrees that if this Agreement (i) is terminated pursuant to Section 7.1(f) (and in the case of any such termination, Purchaser has not materially breached its representations and warranties or covenants (or has cured any such breach prior to the date of the Chateau Stockholder Meeting)) and within one year of any such termination Chateau or Chateau OP shall consummate a Competing Transaction or execute a definitive agreement providing for a Competing Transaction (but excluding for this purpose a Competing Transaction that is a financing or refinancing), (ii) is terminated pursuant to Section 7.1(g) or (h), or (iii) is terminated pursuant to Section 7.1(e) and within one year of any such termination Chateau or Chateau OP shall consummate a Competing Transaction or execute a definitive agreement providing for a Competing Transaction (but excluding for this purpose a Competing Transaction that is a financing or refinancing), then, Chateau shall pay to Purchaser, or as directed by Purchaser, an amount equal to the Purchaser Break-Up Fee (as defined herein) and, if not previously paid, the Purchaser Break-Up Expenses. Payment of any of such amounts shall be made, as directed by Purchaser, by wire transfer of immediately available funds promptly, but in no event later than two business days after the amount is due as provided herein. For purposes of this Agreement, the “Purchaser Break-Up Fee” shall be an amount equal to $40,000,000. For purposes of this Agreement, the “Purchaser Break-Up Expenses” shall be an amount equal to Purchaser’s out-of-pocket expenses incurred in connection with this Agreement and the other transactions contemplated hereby (including all fees and expenses of attorneys, accountants, investment bankers, experts, financing sources and other advisors and consultants) but in no event in an amount greater than $15,000,000. Payment of any of such amounts shall be made, as directed by Purchaser, by wire transfer of immediately available funds promptly, but in no event later than two business days after the amount is due as provided herein, or, in the event of any termination by Chateau, simultaneously with and as a condition to the effectiveness of such termination.

(c) If this Agreement shall be terminated pursuant to Section 7.1(c), then Purchaser thereupon shall be liable to pay to Chateau an amount equal to the Chateau Break-Up Expenses. For purposes of this Agreement, the “Chateau Break-Up Expenses“ shall be an amount equal to the lesser of (i) Chateau’s out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby (including all fees and expenses of attorneys, accountants, investment bankers, experts, financing sources and other advisors and consultants) but in no event in an amount greater than $5,000,000 (such amount being referred to in this Section 7.2(c) as the “Chateau Expense Base Amount“) and (ii) the sum of (A) the maximum amount that can be paid to Chateau without causing it to fail to meet the REIT Requirements determined as if the payment of such amount did not constitute income described in Section 856(c)(2) and (3) of the Code (“Qualifying Income“), as determined by independent accountants to Chateau and (B) in the event Chateau receives a Chateau Break-Up Tax Opinion indicating that either (x) Chateau’s receipt of the Chateau Expense Base Amount would either constitute Qualifying Income or would be excluded from Chateau’s gross income for purposes of Section 856(c)(2) and (3) of the Code (the “REIT Requirements“) or that receipt by Chateau of the remaining balance of the Chateau Expense Base Amount following the receipt of and pursuant to such ruling would not be deemed constructively received prior thereto or (y) in outside counsel’s opinion the receipt by Chateau of the Chateau Expense Base Amount should not cause Chateau to fail to qualify as a REIT, the Chateau Expense Base Amount less the amount payable under clause (A) above. In the event that Chateau is not able to receive the full Chateau Expense Base Amount, Purchaser shall place the unpaid amount (i.e., the difference between the Chateau Expense Base Amount and the Chateau Break-Up Expenses) in escrow and shall not release any portion thereof to Chateau unless and until Purchaser receives any one or combination of the following: (i) a letter(s) from Chateau’s outside counsel or independent accountants indicating the maximum amount that can be paid at that time to Chateau without causing Chateau to fail to meet the REIT Requirements for any relevant taxable year, together with an IRS ruling or opinion of tax counsel to the effect that such payment would not be treated as included in income for any prior taxable year, in which event such maximum amount shall be paid to Chateau, or (ii) a Chateau Break-Up Tax Opinion indicating that either Chateau’s receipt of the Chateau Expense Base Amount would satisfy, in whole or in part, the REIT Requirements or Chateau’s receipt of the Chateau Expense Base Amount should not cause Chateau to fail to qualify as a REIT, in which event Purchaser shall pay to Chateau the unpaid Chateau Expense Base Amount or the maximum amount stated in the letter referred to in (i) above. Purchaser’s obligation to pay any unpaid portion of the Chateau Break-Up Expenses (provided Purchaser has otherwise complied with its obligations under this provision) shall terminate (and any amount still held in such escrow shall be released to Purchaser) on the date that is five years from the date the Chateau Break-Up Expenses first become due under this Agreement.

(d) The foregoing provisions of this Section 7.2 have been agreed to by each of the parties hereto in order to induce the other parties to enter into this Agreement and to consummate the Mergers and the other transactions contemplated by this Agreement, it being agreed and acknowledged by each of them that the execution of this Agreement by them constitutes full and reasonable consideration for such provisions.

(e) In the event that either Purchaser or Chateau is required to file suit to seek all or a portion of the amounts payable under this Section 7.2, and such party prevails in such litigation, such party shall be entitled to all expenses, including attorneys’ fees and expenses, which it has incurred in enforcing its rights under this Section 7.2.

Section 7.3 Effect of Termination. In the event of termination of this Agreement by either Chateau or Purchaser as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser or Chateau, other than the last sentence of Section 4.3, Section 7.2, this Section 7.3 and Article VIII and except to the extent that such termination results from a willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or a failure or refusal by such party to consummate the transactions contemplated hereby when such party was obligated to do so in accordance with the terms hereof.

Section 7.4 Amendment. This Agreement may be amended by the parties in writing by action of their respective Boards of Directors at any time before or after the Chateau Stockholder Approval is obtained and prior to the filing of the Articles of Merger for the Merger with the Department; provided, however, that, after the Chateau Stockholder Approval is obtained, no such amendment, modification or supplement shall alter the amount or change the form of the Merger Consideration to be delivered to Chateau’s stockholders or alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect Chateau’s stockholders.

Section 7.5 Extension; Waiver. At any time prior to the Effective Time, each of Chateau and Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the provisions of Section 7.4, waive compliance with any of the agreements or conditions of the other party contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by telecopy (providing confirmation of transmission) at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(a)	if to Purchaser or Parent, to

Hometown America, L.L.C.

150 North Wacker Drive

Suite 800

Chicago, IL 60606

Attn: Thomas J. Coorsh

Fax: (312) 499-3601

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attn: Adam O. Emmerich, Esq.

Fax: (212) 403-2234

(b)	if to Chateau or Chateau OP or ROC to

Chateau Communities, Inc.

6160 South Syracuse Way

Greenwood Village, CO 80111

Attn: Rees F. Davis

Fax: (303) 741-3715

with a copy to:

Clifford Chance US LLP

200 Park Avenue

New York, NY 10166

Attn:	Jay L. Bernstein, Esq.
Roger D. Singer, Esq.

Fax: (212) 878-8375

Section 8.3 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Confidentiality Agreement and the other agreements entered into in connection with the transactions (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and, (ii) except for the provisions of Article I and Sections 4.9(a) and (b) and 4.10, are not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 8.6 Governing Law; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND WITHOUT REGARD TO ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAW. EACH PARTY HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.8 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Maryland or in any Maryland State court, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (i) consents to submit itself exclusively to the personal jurisdiction of the United States District Court in Maryland or any Maryland State court as well as the jurisdiction of any court from which an appeal may be taken from such courts in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, including for the purpose of any litigation, proceeding or other action arising out of such party’s obligations under or with respect to this Agreement and the transactions contemplated hereby and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and expressly waives any and all objections such party may have to venue in such courts.

Section 8.9 Exhibits; Disclosure Letter. All Exhibits and Schedules attached herein and the Chateau Disclosure Letter are intended to be and hereby are specifically made a part of this Agreement.

ARTICLE IX

CERTAIN DEFINITIONS

Section 9.1 Certain Definitions.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Chateau Employee Benefit Plans” means all “employee benefit plans,” as defined in Section 3(3) of ERISA, Chateau Pension Plans and all other employee compensation and benefit plans, agreements, programs, arrangements, or practices, including severance pay, payroll practices, sick leave, vacation pay, salary continuation for disability, consulting or other compensation agreements, retirement, deferred compensation, bonus (including any retention bonus plan), long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs, in each case that is sponsored or maintained by Chateau or any of the Chateau Subsidiaries or with respect to which Chateau or any of the Chateau Subsidiaries is a party, is obligated to contribute, or has any liability (contingent or otherwise).

“Chateau Subsidiary” means Chateau OP and each other Subsidiary (as defined herein) of Chateau.

“Code” means the Internal Revenue Code of 1986, as amended.

“FIRPTA Certificate” shall mean a certificate in form and substance reasonably satisfactory to Purchaser duly executed and acknowledged certifying facts that would exempt from any withholding requirement under Section 1445 of the Code any consideration distributed in or in connection with the Mergers for any United States real property interests being transferred pursuant to this Agreement.

“Indebtedness” shall mean with respect to any Person, without duplication (a) all indebtedness of such Person for borrowed money, whether secured or unsecured, (b) all obligations of such Person under such conditional sale or other title retention agreements relating to property purchased by such Person, (c) all lease obligations (capital or other) of such Person, (d) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (e) all guarantees of such Person of any such indebtedness of any other Person, and (f) any agreements to provide any of the foregoing.

“Knowledge” where used herein with respect to Chateau and any Chateau Subsidiary shall mean the actual (and not constructive or imputed) knowledge, after reasonable investigation, of the persons named in Section 9.1 of the Chateau Disclosure Letter and where used with respect to Parent and Purchaser shall mean the actual (and not constructive or imputed) knowledge, after reasonable investigation, of Richard G. Cline, Jr., Thomas J. Coorsh, and Patrick C. Zilis.

“Law” means any statute, law, regulation, rule, order, decree, code, judgment, ordinance (including zoning law or building code) or any other applicable requirement of any Governmental Entity applicable to Purchaser or Chateau or any of their respective Subsidiaries or any of the Chateau Properties.

“Letter” has the meaning set forth on Schedule 9.1

“Limited Partner Tax Agreements” shall mean any agreement pursuant to which (a) any liability to partners in Chateau OP or to any transferors of property to Chateau or any of its Subsidiaries relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) Chateau or any of its Subsidiaries have agreed to any or all of the following: (i) maintain a minimum level of debt or continue a particular debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) operate (or refrain from operating) in a particular manner, (v) only dispose of assets in a particular manner; or (c) limited partners of a partnership have guaranteed debt of the Chateau OP or any other partnership or agreed to indemnify another person for a liability of or that relates to a partnership.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Purchaser Subsidiary” means the Merger Sub and each other Subsidiary of Purchaser.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns 50% or more of the voting stock, value of or other equity interests (voting or non-voting) of such corporation, partnership, limited liability company, joint venture or other legal entity. For purposes of this Agreement, Chateau OP, ROC and each of their Subsidiaries, and any title holding companies controlled by any of them or Chateau shall be deemed a Subsidiary of Chateau.

“Tax” or “Taxes” Tax shall mean any federal, state, local and foreign income, gross receipts, license, withholding, property, recording, stamp, sales, use, franchise, employment, payroll, excise, environmental and other taxes, tariffs or governmental charges of any nature whatsoever, together with penalties, interest or additions thereto, whether disputed or not.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Voting Debt” shall mean bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests in Chateau, any Chateau Subsidiary, Purchaser or the Merger Sub, as applicable, may vote.

IN WITNESS WHEREOF, Hometown America, LLC, Hometown America Holdings, L.L.C., Chateau Communities, Inc, ROC Communities, Inc. and CP Limited Partnership have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

HOMETOWN AMERICA, L.L.C.

By:	Hometown Residential Manager, L.L.C.,
a Delaware Limited Liability Company,
Manager

By:	/s/ Richard G. Cline, Jr.
Name: Richard G. Cline, Jr.
Title: Manager

HOMETOWN AMERICA HOLDINGS, L.L.C.

By:	Hometown Residential Manager, L.L.C.,
a Delaware Limited Liability Company,
Manager

By:	/s/ Richard G. Cline, Jr.
Name: Richard G. Cline, Jr.
Title: Manager

CHATEAU COMMUNITIES, INC.

By:	/s/ Rees F. Davis, Jr.
Name: Rees F. Davis, Jr.
Title: Chief Executive Officer

ROC COMMUNITIES, INC.

By:	/s/ Rees F. Davis, Jr.
Name: Rees F. Davis, Jr.
Title: Chief Executive Officer

CP LIMITED PARTNERSHIP

By:	Chateau Communities, Inc., its general partner
and ROC Communities, Inc., its other general
partner

By:	/s/ Rees F. Davis, Jr.
Name: Rees F. Davis, Jr.
Title: Chief Executive Officer